

05004806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 12-31-03

For the month of December 2003

Commission File Number 0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☒ Form 40 F ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
________X_____.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date January 31, 2005

By ______________________
(Signature)

John F. (Jack) Engele, Vice President Finance



ERRITT CANYON, NEVADA



003 ANNUAL REPORT

QUEENSTAKE RESOURCES LTD.

- 5th Largest U.S. Gold Producer
- 100 Percent Owner of Jerritt Canyon, Northern Nevada
- 300,000 Ounces of Gold Production Per Year
- Reclamation Liability Fully Funded
- 100 Square Mile Exploration Land Package in the District
- $8 Million Budgeted For Exploration in 2004

"2003 was the year that Queenstake came of age. The acquisition of Jerritt Canyon propelled the company to the ranks of the mid-tier gold producers and increased the market capitalization of the company by over 1000 percent."

— **Chris Davie,**
President & Chief Executive Officer
March 15, 2004

Impressive Growth, Strong Revenues and Solid Exploration Potential



Our Future is Focused on Producing Gold, Value and Growth

- Exploring aggressively
- Growing reserves
- Increasing production
- Improving our financial strength

QRL 2003 Trading Volume & Share Price



Share Volume (millions)
Average Daily Share Price (Cdn)
150
120
90
60
30
0.0
$1.00
$0.80
$0.60
$0.40
$0.20
$0.0
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Oct
Nov
Dec
Share Volume (millions)
Average Daily Share Price (Cdn)

Queenstake trades on the Toronto Stock Exchange under the symbol QRL

Forward-Looking Statements - This Annual Report contains "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this release, and Queenstake's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

Table of Contents

2003 Results

	2003	2002
Gold Production *(000 ounces)*	**150.0**	0
Gold Sales *(000 ounces)*	**146.8**	0
Revenue *($ millions)*	**54.9**	0
Average realized gold price *($/ounce)*	**377**	n/a*
Cash operating costs[1] *($/ounce)*	**270**	n/a*
Net loss *($ millions)*	**(7.8)**	(1.1)
Per common share, basic and diluted *($)*	**(0.04)**	(0.02)
Net cash provided by (used in) operations *($ millions)*	**13.5**	(0. 8)
Market Capitalization at year-end *($ millions)*	**205.7**	13.4
Share price at year-end *(Cdn $)*	**0.74**	0.31
Total assets *($ millions)*	**97.9**	4.6

*n/a: Not Applicable, Queenstake had no commercial production in 2002. (1) See reconciliation of cash operating costs per ounce to operating costs on page 26. All dollar amounts used in this annual report are in U.S. Dollars unless otherwise specified.



Pouring gold at Jerritt Canyon.

2003 Highlights

- **Achieved mid-tier gold producer status without completion risk**
  - **Acquired**
    - ✓ 100 % of Jerritt Canyon from AngloGold/Meridian Joint Venture
    - ✓ 100 square mile contiguous exploration land package with data base compiled over the past 25 years
    - ✓ 1.5 million tons/year processing facility with roaster
  - **Produced 150,001 ounces of gold in six months**
  - **Became the 5th largest producer of gold in the United States**

- **Initiated aggressive exploration program**
  - **Doubled reserves net of depletion in six months**
  - **Completed 169,000 feet of underground and surface drilling**
  - **Revived district exploration**
  - **Accelerated underground mine development**

- **Stock price rose 139 percent versus a 21 percent increase in the gold price**
  - **Market capitalization rose 1,164 percent**
  - **Trading volume increased to 458 million shares**
  - **Institutional ownership increased significantly**

- **Improved the balance sheet**
  - **Assets increased by $93.3 million or 1,928 percent**
  - **Acquisition debt reduced by 50 percent to $10 million**
  - **Generated $13.5 million of cash flow from operations**
  - **Funded reclamation liability**

President's Letter



Chris Davie
President & CEO

Dear Shareholder,

2003 was the year that Queenstake came of age. The acquisition of Jerritt Canyon propelled the company to the ranks of the mid-tier gold producers and increased the market capitalization of the company by over 1000%.

The company is now a meaningful component of U.S. gold production capability, ranking fifth in terms of production rate. However, the Jerritt Canyon acquisition is still essentially about exploration: an exploration project that has a 300,000 ounce per year mine to finance exploration, and all infrastructure in place to achieve production from any discovery, without completion risk.

I am often asked what we saw in Jerritt, why we bought it and what we expect from it. What we saw was a mine that, for corporate reasons, had been slated for closure at the end of 2004. The timing was based on the exhaustion of reserves existing at the time the decision was made. After the decision, little or no exploration, nor conversion of resource to reserve was carried out, and by late 2002, when we first looked at the mine, its status as an "exhausted" mine was about to become a self-fulfilling prophesy. In fact, decisions made for corporate reasons could not change geologic reality; the existing workings were and are, surrounded by gold mineralization identified by surface drilling, much of which qualified as a resource. Data, gathered over the project's 25 year life, existed for us to assess the potential for these resources to be brought to the reserve category and to determine the costs of doing so. It became rapidly apparent that the mines could expect a profitable life of some years based just on existing known reserves and resources, while the potential for discovering additional resources close to existing mine openings was high. We then assessed the exploration potential of the district as a whole and realized that not only was it highly prospective, but that any discovery could be exploited through existing facilities without having to bear the capital cost or completion risk of building treatment facilities.

Above all, what we saw at Jerritt was a management group and operations crew who were very proud of what they had achieved and who were deeply loyal to the project. We anticipated that they would be a major asset as they became Queenstake employees and this has proved to be the case. We welcome them as Queenstake employees and thank them for the skills and diligence they have provided in the operations, planning and exploration at Jerritt.

We also had to assess and mitigate the reclamation liability and cost of eventual closure. Although the mine and mill areas had been maintained meticulously and a considerable amount of contemporaneous reclamation had taken place, a substantial amount of work would be required to close and reclaim the operation. Relieving the previous owners of the cost of this became the major part of the acquisition cost. After looking at a number of alternatives, it became clear that a reclamation and closure insurance policy (an innovative product issued by AIG Environmental Inc., a unit of AIG), was the most effective means of ensuring that all reclamation obligations would be met. It also represented the best solution for assuring the regulatory authorities that all reclamation obligations would be met. As a result, Jerritt Canyon's reclamation liability is fully covered and we operate what we believe is the only gold mine in North America with a fully funded reclamation program.

We paid approximately $42 million for the property. To put this into context, a 70% interest in the property changed hands in 1990 for approximately $705 million representing a property value of about $1 billion. We believe we have a true bargain. We expect the property to generate revenues from gold production of at least 300,000 ounces per year for a number of years to come, while exploration success could measurably increase the life of the property.

That leads to the other question I am so often asked: "What is the life of the mine?" The frank answer is that we don't know. In our first six months of ownership, we doubled reserves net of depletion; we believe this bodes well for a long and increasing mine life. From our current reserves and resources we project a minimum life of four years, through the end of 2007. Underground drilling continues to add reserves and resources and as we mine toward the newly developed reserve blocks, we are also mining toward resource blocks that become available for conversion to reserve with additional drilling.

The property has consistently produced more than 300,000 ounces of gold in each of the past 20 years, and since 1999 ninety percent of the ounces produced have been derived from underground sources. The four underground mines supply about 1 million tons of ore per year at a grade of about 0.300 ounces per ton which is augmented with about ½ million tons per year of surface stockpile ore from earlier open pit operations at a grade of about 0.060 ounces per ton. Together the ore sources achieve the nominal operating capacity of the processing facility of 1.5 million



North
NEVADA
Owyhee
Mountain City
White Rock
Jack Creek
226
Tuscarora
JERRITT
CANYON
225
80
Halleck
Elko
0
10
25
Miles
NEVADA

Jerritt Canyon Mine, 50 miles north of Elko, Nevada

tons per year. We now see the exciting possibility of increasing mine production to achieve the mill capacity entirely from underground mine sources. This will be accomplished by opening a new portal, to be known as the Steer Mine, and by developing additional reserves from the Smith portal. This is expected to increase total production by the middle of 2005 to a rate of about 350,000 ounces per year.

During our first six months of operation we focused our exploration effort in the immediate vicinity of the existing mines to generate new resources and reserves for the medium term. As a result, the areas of known mineralization, particularly at the SSX and Smith Mines, were substantially expanded. One particular success in this area was in Zone 6 of SSX, where an original intersection of 180 ft of 0.770 ounces per ton was quickly expanded by additional drilling to a zone of some 120,000 tons of reserve grading 0.475 ounces per ton. This area is currently being developed for mining, which is expected to start in April 2004. High grade zones in Smith were also discovered and developed for mining in the near future.

During the last part of 2003, we carried out extensive reviews of the data base generated by previous exploration programs in the district as a whole. Much of this earlier exploration provided intriguing evidence of mineralization on which we are now able to follow up. We have designed an exploration program and budget for 2004 totaling $8.0 million. In our first drill program in 2004, carried out under very difficult winter conditions at the Starvation Canyon site, we intersected high grade, sediment-hosted mineralization over significant widths: 50 ft grading 0.513 ounces per ton, including 15 ft grading 1.062 ounces per ton.

At the time we approached the vendors of Jerritt Canyon, we had just established ourselves as a gold producer by successfully starting up our first operation, the Magistral Mine in Sinaloa, Mexico. Despite encouraging initial results, by mid-2003 Magistral experienced operating losses and the need for additional capital became evident. The project demanded an inordinate amount of management time and in late 2003 we reluctantly decided to sell the project. The sale was completed in early 2004.

The Board of Directors and management understand well the role that sound corporate governance policy plays in building long-term shareholder value. We believe that good governance helps to ensure that the interests of the board and management are aligned with those of the shareholder. During the year, we reviewed our governance policies in light of both Canadian and U.S. standards, and have modified them appropriately. Most significant among the modifications are the adoption of a formal Code of Conduct and the creation of Corporate Governance and Compensation committees. We are not only committed to these policies, we remain alert to opportunities to improve them.



Underground rock bolting machine, SSX Mine

On behalf of the board and management I would like to thank our 425 employees for their contribution to a momentous year. We anticipate improving production rates, achieving exciting exploration results and increasing shareholder communication. We believe that as the Jerritt Canyon story becomes better known, Queenstake will appeal to those investors who appreciate the security of substantial gold production as well as those who seek the upside of great exploration potential.

Sincerely,

Chris Davie
President and Chief Executive Officer

Operations



Underground drill jumbo, SSX Mine

The Jerritt Canyon Mine consists of four separate ramp-accessed underground mines, known respectively as Murray, SSX, Smith and MCE, feeding a common process facility comprising drying, grinding, roasting and CIL processes. High quality doré bars are shipped to a commercial refinery.

The acquisition of Jerritt Canyon by Queenstake led to substantial changes in operating objectives at the mine. Prior to the acquisition, development had been limited to providing access to those areas that could be mined by the end of 2004. Queenstake immediately implemented plans directed at providing medium- and long-term access to reserves and resources in order to ensure continuity of operations through as many years as possible. The most significant change has been a shift from depletion without exploration to a program of identification of all potential sources of resources and reserves, followed by aggressive exploration and, where warranted, development. This emphasis is reflected in a 31% increase in development during the second half of the year, compared to the first half. In addition, drilling activity to bring resources to the reserve category and to outline additional resources was reactivated. As a result of

Principal Production Statistics for 2003

	January – June (JCJV)*	July – December (Queenstake)
Ore Mined *(tons)*	551,187	544,341
Waste Mined *(tons)*	185,015	206,423
Total Mined *(tons)*	736,202	750,764
Average Grade Mined *(oz/t)*	0.285	0.288
Gold Mined *(oz)*	157,193	156,982
Stockpile Recovered *(tons)*	178,126	222,787
Stockpile Grade *(oz/t)*	0.059	0.056
Process Throughput *(tons)*	729,313	767,128
Grade Processed *(oz/t)*	0.230	0.221
Process Recovery *(%)*	88.2	88.5
Gold Produced *(oz)*	152,095	150,001
Capital Development *(ft)*	3,221	4,207

* Jerritt Canyon Joint Venture, 70 percent AngloGold, 30 percent Meridian

the reactivated drilling and development program, reserves at the end of 2003 were 820,104 ounces, more than double the reserves at the end of June 2003 net of depletion in the second half of the year.

The transition between owners had minimal effect on mine operations. Immediate acceptance by mine personnel of the shift in corporate direction led to increasing production through the third quarter, but exceptionally severe winter conditions

Jerritt Canyon Gold Reserves - December 31, 2003

MINE	PROVEN			PROBABLE			TOTAL		
	Tons	oz/st	Cont'd Oz	Tons	oz/st	Cont'd Oz	Tons	oz/st	Cont'd Oz
MURRAY	197,225	0.336	66,213	52,636	0.347	18,258	249,861	0.338	84,472
MCE	6,101	0.452	2,755	8,416	0.504	4,242	14,516	0.482	6,997
SSX	458,561	0.302	138,424	1,023,144	0.285	291,793	1,481,705	0.290	430,216
STEER/SAVAL	-	-	-	137,649	0.307	42,263	137,649	0.307	42,263
SMITH *includes Mahala & Dash East*	237,281	0.278	66,048	412,019	0.331	136,501	649,300	0.312	202.549
WRIGHT WINDOW	-	-	-	32,605	0.226	7,369	32,605	0.226	7,369
TOTAL IN SITU	**899,168**	**0.304**	**273,440**	**1,666,468**	**0.300**	**500,425**	**2,565,636**	**0.302**	**773,865**
STOCKPILES	33,678	0.166	5,602	465,960	0.087	40,637	499,638	0.093	46,239
TOTAL	**932,846**	**0.299**	**279,042**	**2,132,429**	**0.254**	**541,062**	**3,065,274**	**0.268**	**820,104**



The Cubex reverse circulation underground drill is used for exploration as well as ore block definition.

during December adversely affected production and costs in the fourth quarter. Blizzard conditions slowed ore haulage to the mill, while the freeze and thaw of snow in the mill feed impeded handling and increased drying costs.

As existing long-term projections for mine production are modified, a life-of-mine plan is being developed that would increase production from underground sources to displace stockpiles as a source of mill feed. This will be achieved by opening a new portal northwest of SSX to be known as the Steer Mine and by increasing the output of the Smith Mine by accessing additional reserves.

Gold mineralization at each of the Jerritt Canyon mines is controlled by high-angle northeast and northwest trending structures which provided the conduits for mineralizing fluids. Mineable ore occurs in discrete pods ranging from hundreds to tens of thousands of tons in size, at grades from cut-off to over one ounce of gold per ton. Higher grade, more continuous mineralization is often found at the intersection of structures within favourable stratigraphic units of the Roberts Mountains and Upper Hanson Creek Formations.

Trackless mining by drifting and benching at all four mines employs 6 cubic yard LHDs with 35 and 40 ton trucks. Rock bolting is used for ground support and cemented back fill is employed to achieve 100% ore extraction. The location of current underground operations is indicated in Figure 1.


MCE Mine
Mill Site
Murray Mine
Steer Mine
SSX Mine
Smith Mine
0
2.5
5
10
Miles

Figure 1.

Portal locations, mill site and haul roads of the four Jerritt Canyon mines within the 100 square mile land package.

Key Statistics for the Four Mines Operating in 2003

Mine	Average Ore Production (tons / day)	Average Ore Grade (oz / t)	Remaining P&P Reserve (Mtons / oz)	Distance From Mill (miles)
SSX	1,386	0.287	1.482 / 430,216	16.8
Murray	813	0.276	0.250 / 84,472	10.9
Smith	653	0.306	0.649 / 202,549	4.2
MCE *	123	0.302	0.015 / 6,997	8.0
Stockpiles	1,194	0.058	0.500 / 46,239	8.0

*It is anticipated that MCE will be depleted during 2004.

Mine staff, under the leadership of General Manager Nigel Bain, Underground Manager Mark Odell, and Mill Manager Blane Wilson are confronting the challenge of strategic change initiated by Queenstake. The policy in place for the previous three years, working towards closure at the end of 2004, has been reversed and the existing mines are being redeveloped to meet future production goals. Mine planning and design are under way for opening a new mine, with a new portal and independent ramp access, in the Steer area northwest of the SSX Mine, and for opening up satellite mining zones to expand production rates to the south and east of the existing Smith Mine.



Core drilling at the location of the Steer portal. Core will provide geotechnical data as well as geologic information.



SSX Mine



Murray Mine



Smith Mine

All ore from underground is stacked close to the mine portals, where it is sampled for grade and metallurgical character. Ore is hauled from each mine and blended to optimize roaster feed. Crushing and dry grinding of the ore are followed by roasting and CIL recovery of gold for smelting and production of doré bars containing 95 to 97 percent fine gold. The average recovery of gold in the metallurgical process was 88.5 percent for the second half of 2003. Tailings are deposited in an engineered impoundment, with adequate capacity for the anticipated extended mine life.

Queenstake has extended the autonomy of the Mine's accounting, purchasing, human resources and IT functions following its acquisition of the property. Mine management and staff have assumed the additional responsibilities with enhanced efficiencies.

The high standards of safety established over the years at Jerritt Canyon have been maintained, with a reduction of 53 percent in 2003 reportable accidents compared to 2002. The Murray and MCE Mines and the Process Department all achieved the goal of zero lost-time accidents in 2003.

Following Queenstake's acquisition of Jerritt Canyon, employee turnover fell by over 30 percent compared with the first half of 2003, affirming the confidence of personnel in the future of the Queenstake Jerritt Canyon Mine.

Exploration



Dorian L. (Dusty) Nicol
Executive Vice President and Director of Exploration

Report from the Director of Exploration

A major component of the rationale for Queenstake's acquisition of the Jerritt Canyon Mine was the district's exploration potential. In acquiring the over 100 square mile land package surrounding the four operating mines, Queenstake became not only a mid-tier gold producer, but a fully integrated gold mining/ exploration company. Within the Jerritt Canyon land package, the Company has a stable of exploration projects spanning the spectrum from grass-roots and conceptual exploration through advanced exploration/feasibility. Not only do these represent an impressive array of projects, but they are located within one of the most geologically prospective and exciting areas in the world.

I have often been asked why we believe there is still the potential for significant discoveries at Jerritt Canyon after the district has been the subject of more than thirty years of exploration, conducted by some excellent geologists and companies. We have the utmost respect and admiration for our exploration predecessors at Jerritt Canyon. The discoveries to date were the result of excellent geologic work supported by discovery-minded management. Queenstake is fortunate that several of the key geologists who were instrumental in the earlier discoveries have chosen to remain at Jerritt Canyon. In fact, several have chosen to return in order to participate in our ongoing exploration efforts.

It is important to recognize that previous exploration at Jerritt Canyon occurred in phases, each phase characterized by the geologic understanding and corporate objectives of its time. The first phase of exploration at Jerritt Canyon occurred from 1976-1989 and was managed by the Freeport Exploration Company. This phase had as its objective the discovery of shallow gold deposits that could be mined by open pit

Jerritt Canyon Total Gold Resources – December 31, 2003 (Including Reserves)

	MEASURED			INDICATED			MEASURED & INDICATED			INFERRED		
DEPOSIT/AREA	**Tons**	**oz/st**	**Cont'd Oz**	**Tons**	**oz/st**	**Cont'd Oz**	**Tons**	**oz/st**	**Cont'd Oz**	**Tons**	**oz/st**	**Cont'd Oz**
Kriged Resources at Existing or Proposed Mines												
MURRAY	665,677	0.309	205,544	175,284	0.297	52,145	840,961	0.306	257,689	431,613	0.276	119,183
MCE	41,686	0.377	15,716	20,192	0.400	8,077	61,878	0.385	23,792	72,245	0.345	24,903
SSX	1,000,769	0.310	309,801	1,842,478	0.289	531,985	2,843,247	0.296	841,786	503,818	0.278	139,883
STEER/SAVAL	-	-	-	248,432	0.317	78,753	248,432	0.317	78,753	239,467	0.262	62,740
SMITH WEST, Includes Mahala	477,534	0.299	142,989	651,684	0.295	192,547	1,129,218	0.297	335,536	473,923	0.251	119,078
SMITH EAST, includes Dash East	-	-	-	339,316	0.331	112,247	339,316	0.331	112,247	129,828	0.235	30,519
WRIGHT WINDOW	-	-	-	114,175	0.147	16,784	114,175	0.147	16,784	277,988	0.105	29,099
TOTAL	**2,185,666**	**0.308**	**674,049**	**3,391,561**	**0.293**	**992,538**	**5,577,227**	**0.299**	**1,666,587**	**2,128,882**	**0.247**	**525,407**
Other Resources Stockpiles	33,678	0.166	5,602	1,303,521	0.059	76,886	1,337,199	0.062	82,487	-	-	-
Open pit (Polygonal), tabulated below	-	-	-	814,896	0.140	113,961	814,896	0.140	113,961	2,341,590	0.116	270,778
U/G (Polygonal), tabulated below	-	-	-	1,767,608	0.245	432,268	1,767,608	0.245	432,268	944,945	0.252	237,860
TOTAL	**2,219,344**	**0.306**	**679,650**	**7,277,586**	**0.222**	**1,615,652**	**9,496,930**	**0.242**	**2,295,303**	**5,415,417**	**0.191**	**1,034,044**

and was highly successful, leading to the discovery of some 4.4 million ounces of gold. The second phase of exploration at Jerritt Canyon lasted from 1990-2003 and was managed by Independence Mining and later AngloGold. The early years of this phase were also very successful, leading to the discovery of over 3 million ounces of gold. These years were notable for the initial discoveries of underground ore at Jerritt Canyon, including the discoveries of greater than one million ounce underground orebodies like Murray and SSX as well as the ever growing ore system comprising Smith-Mahala-East Dash. The latter years of this phase were marked by ever increasing understanding of the geologic setting of Jerritt Canyon mineralization. However, due to depressed gold prices and changing corporate objectives, these years were also marked by ever decreasing exploration budgets. As a result, exploration activities in the District were reduced and exploration programs, such as they were, were unable to take full advantage of this enhanced geologic knowledge.



Geologist logging drill core underground



STARVATION CANYON
2004 Drillholes Completed
2004 Drillholes Permitted/Undrilled
Foot Ounce Contours
5
3
1
0.5
Grade Thickness
> 10 Ft-Oz
> 5-10 Ft-Oz
Historic Drillholes:
Thicknes x Grade (Ft-Oz)
10 - 15
5 - 9.99
1 - 4.99
0.5 - 0.99
0 - 0.49
0
100
200
Feet
TJ-107
No Significant Intervals
> .02 oz Au/ton
TJ-106
No Significant Intervals
> .02 oz Au/ton
7600 feet Elevation
TJ-104
60'/370-430/.129 oz Au/ton
(incl: 5'/.225 & 5'/.439 oz Au/ton)
TJ-108
15'/525-540/.187 oz AU
and
50'/555-605/.513 oz Au/ton
(incl: 15'/560-575/1.062 oz Au/ton)
TJ-105
10'/235-245/.031 oz Au/ton
and
10'/620-630/.050 oz Au/ton
TJ-103
No Significant Intervals
> .02 oz Au/ton
7300 feet Elevation
7400 feet Elevation

Starvation Canyon exploration drilling results

Under Queenstake's stewardship, Jerritt Canyon is just entering the third phase of its exploration history. This phase will be characterized by the aggressive search for new orebodies using the tried and true exploration techniques that have worked at Jerritt Canyon in the past: detailed geologic mapping, geochemistry, and aggressive drilling. We will be able to take advantage of advances made in understanding of the geologic setting of gold mineralization at Jerritt Canyon, including appreciation of the importance of vertical structures in localizing and hosting gold ore, as well as recent structural interpretations implying repetition of favorable ore-hosting strata along feeder structures. We expect underground targets to be the predominant focus of this next phase of exploration, but some potential open pit targets exist and we expect others to be generated.

Queenstake's preliminary budget for exploration at Jerritt Canyon during 2004 is $ 8.0 million, with approximately 350,000 feet of drilling accounting for close to 75% of this budget. We expect to have up to 8 drill rigs turning on the property at the height of the exploration season. Of the $ 8.0 million budgeted, approximately $ 4.5 million is allocated for district-scale exploration, managed by Ted Wilton, District Exploration Manager, who returns to Jerritt where he managed highly successfully exploration programs in the 1990's. The remainder of the budget is allocated for exploration proximal to current mine workings, managed by Don Colli, Manager of Mine Geology, a recipient of the Prospectors and Developers Association "Bill Dennis Prospector of the Year Award" for the year 2000. Ted and Don are assisted by a geologic staff with a combined 110 years of experience at Jerritt Canyon.



Exploration drilling at Starvation Canyon, February 2004

Queenstake's exploration targets at Jerritt Canyon can be divided into three types:

- Near-term targets, either adjacent to current workings or comprising a resource/reserve that can be mined during the next 1 – 2 years;
- Intermediate targets that have the potential to deliver a new generation of mines to replace current operations; and
- Longer-term prospects that hold potential for discoveries well into the future.

Near-term exploration focuses on targets close to current mine workings or comprising, or adjacent to, an existing resource or reserve. The immediate result of this work is reserve replacement and addition. The spectacular success of this exploration in the short time Queenstake has operated Jerritt Canyon can be best appreciated by comparing the 2003 year-end reserve estimate of 820,104 ounces of gold to the mid-2003 reserve estimate of 524,168 ounces of gold. Net of depletion, this represents a doubling of the reserve.

One example of an intermediate target is Starvation Canyon, located in the southwest part of the Jerritt Canyon District. Exploration drilling early in 2004 was successful in significantly extending mineralization discovered by Freeport in the late 1980's. The best intercept from Queenstake's first phase of drilling at Starvation Canyon was 50 feet of 0.513 ounces of gold per ton (opt), including 15 feet of 1.062 opt. During 2004, Starvation Canyon will be further explored to pursue the open-ended mineralization and in-fill the high grade zones. More than ten intermediate targets have been defined and will be aggressively explored during 2004 and in future years. These include Winters Creek, East Dash, Coyote, Steer-Saval, and others.

Long-term targets are those on which initial work now will lead to drill targets for the future. The prospective geology of the extensive land position within the Jerritt Canyon District has led us to conclude that new, high quality exploration targets will be identified in areas that have received little, or no, exploration thus far. The next step in these areas is detailed geologic mapping and, in some cases, re-sampling soil geochemical grids using tighter spacing and lower detection limits than were used in the past. This work will lead to target definition for future follow-up.

We are proud to continue the tradition of geology-based exploration and discovery that has been the hallmark of Jerritt Canyon for over 25 years. Our early discovery successes are the result of our Geology Department's application of sound geology followed by aggressive drilling. We expect our team to have exploration success for years to come using this approach.

Dorian L. (Dusty) Nicol
Executive Vice President and Director of Exploration

Social Responsibility

Queenstake firmly embraces the concept of multiple use of lands, that is, the integrated use of land for mining, agriculture, ranching, and wildlife habitat as well as for other public and private uses, to strengthen and enhance the social and environmental quality of northern Nevada.

Regulatory approvals and permits for the Jerritt Canyon mines were seamlessly transferred to Queenstake on July 1, 2003. Prior to the change of ownership, substantial efforts were made to communicate to the public and to regulatory agencies that all of the high standards of environmental performance at Jerritt Canyon would be continued and expanded under Queenstake's leadership. To that end, the environmental direction, staffing, programs, and budgets have been maintained throughout the transition.

Permitting strategies at Jerritt Canyon have now shifted from closure planning to sustaining and increasing production for the foreseeable future. A new and comprehensive air quality permit has been negotiated and will be issued by the State of Nevada in early 2004. The necessary equipment and personnel are in place to maintain compliance with the permit conditions. Air quality standards specified in the site-wide permit will remain in place through 2009, at which time the permit will be reviewed. Water quality permits are being renewed in order to update operating standards and monitoring commitments for the next five years of operation at which time they will be reviewed. The renewed permits will establish the stable regulatory framework for expanding the Jerritt Canyon mines.



California Mountain reclamation, showing re-contouring of drill roads, drill stations and re-vegetation, returning the site to its original look.

A large portion of the Jerritt Canyon Mine is located on public lands administered by the U.S. Forest Service. The Jerritt Canyon staff maintains a proactive relationship with the U.S. Forest Service Administrators, which includes weekly site inspections and updates. A majority of the Jerritt Canyon mining district has undergone formal National Environmental Policy Act (NEPA) review as part of the 25-year mining and exploration history of the District. Environmental issues are well defined in this documentation and appropriate mitigation strategies are in place to support continued and expanded operations.

Reclamation projects are scheduled annually and are completed concurrently with mining activities. To date, over 1,500 acres of mined lands have been reclaimed. During 2003 over 25 miles of exploration roads were returned to approximate original contour and re-vegetated as shown in the accompanying California Mountain photograph. Reclamation and closure activities are defined and associated costs are bonded with the Federal Government and the State of Nevada. These bonded activities are also insured by a reclamation and closure policy independently administered by AIG, the largest insurance company in the world. As reclamation is completed, payment for completing the insured activity is paid to the Company from a pre-funded account administered by AIG.

Queenstake endeavors to make a positive contribution to the community in which the Company operates. Projects with potential social, economic or environmental benefits are identified, nominated, evaluated and recommended to management for support.

In late 2003 Jerritt Canyon donated $10,000 in support of the McCaw School of Mines and continues to support the Teacher Workshops held throughout the State of Nevada. The Company supports the Gold Fever program, the University of Nevada, Reno and numerous youth programs in the local community including sports teams, educational events like Close-Up which sponsors high school children traveling to Washington, DC and the alcohol-free graduation party for seniors at the local high schools. In addition, the employees at Jerritt Canyon play a significant role in community leadership and community service.

Queenstake Resources Ltd. is committed to conducting its operations with consideration to environmental values and ethics as well as to social issues.

The Company will therefore:

- Comply with applicable laws, regulations, and permit conditions and, where appropriate, exceed their minimum requirements;
- Establish and maintain management systems to monitor environmental aspects of its activities;
- Review these management systems regularly to evaluate their effectiveness and modify them as appropriate to optimize their effectiveness;
- Proactively pursue and evaluate engineering alternatives to best address closure and reclamation issues;
- Assure that financial resources are available to meet environmental and reclamation obligations;
- Ensure that the Company's employees and contractors are aware of this policy and understand their relevant responsibilities;
- Participate in the ongoing public and private sector debate on environmental and social matters that relate to the mining industry.

Queenstake Resources Ltd. will continually strive to improve its environmental performance.

Corporate Governance

Good corporate governance helps to ensure that the interests of the Board of Directors and Management are aligned with those of the shareholders. In short, good governance is good business. The Board of Directors monitors its governance policies to ensure that they reflect integrity, high ethical values and evolving regulatory requirements.

Board Mission

The mission of the Board of Directors is to oversee the affairs of the Company in order to ensure the long-term financial strength of the Company and the creation of enduring shareholder value.

Board Constitution

The Queenstake Board of Directors is constituted with a majority of independent directors .

Board Operations

The Board of Directors currently has three committees: Audit, Corporate Governance and Compensation. The composition of each committee is designed to take advantage of individual director's unique experience and expertise.

Audit Committee

(Hugh Mogensen, Peter Bojtos and Grant Edey) Responsible for overseeing the integrity of the financial reporting process and for ensuring that the financial statements and management's discussion and analysis of the statements adequately represent the Company's financial condition, results of operations and cash flows. The Committee is also responsible for overseeing the Company's compliance with corporate policies and provides processes, procedures and standards to accomplish the Company's goals and objectives.

Compensation Committee

(James Mancuso, Hugh Mogensen, Grant Edey) Responsible for compensation policies and practices and reviewing and recommending to the Board the remuneration for directors and senior management of the Company. The Committee also administers the Company's stock option plan.

Corporate Governance Committee

(Chris Davie, James Mancuso, Peter Bojtos) Responsible for corporate governance policies and practices and evaluating the effectiveness of the board. The Committee annually recommends to the Board the slate of nominees for election to the Board by the shareholders and recommends to the Board nominees to fill vacancies on the Board.

Glossary of Terms as Used in This Report

Note: the definitions of Proven and Probable Mineral Reserves and Measured, Indicated, and Inferred Resources set forth below are those used in Canada as required in accordance with National Instrument 43-101.

Benching: Mining of ore by vertical long-hole blasting between an upper and a lower drift.

Back-fill: Concrete used to fill mined voids to permit complete extraction of ore where ground conditions prohibit large openings.

CIL (Carbon–in-Leach): An ore processing method utilizing cyanide in which activated carbon is added to the leach tanks to adsorb gold from the solution.

Cut-off Grade: The gold grade below which mineralized material cannot be exploited profitably.

Depletion: The decrease in mineral reserve or resource as a result of mine production.

Doré: The precious metals product of the smelter, containing mainly gold and silver, that requires additional refining to high purity gold.

Drifting: Horizontal tunneling along or parallel to a geological structure.

LHD: Rubber-tired underground Load/Haul/Dump vehicle.

Ramp: An inclined tunnel.

Refractory Ore: Ore requiring pre-treatment (roasting) before the contained gold is amenable to economic extraction by cyanidation.

Rock Bolting: A method of ground control using steel bars or split tubes inserted and secured in pre-drilled holes.

Reclamation: The process of restoring land disturbed by mining to a condition that meets or exceeds regulatory agency requirements.

Reserves: Combined proven and probable mineral reserves.

Reserves, Probable: The economically mineable part of an indicated and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Reserves, Proven: The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate at the time of reporting, that economic extraction is justified.

Resource, Measured: That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Resource, Indicated: That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Resource, Inferred: That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Roasting: Heating ore to a point short of fusion, in an oxygen-rich environment, to effect a chemical change that will facilitate extraction of gold by cyanidation.

This discussion and analysis should be read in conjunction with the consolidated financial statements of Queenstake Resources Ltd. ("Queenstake" or the "Company") as at December 31, 2003 and the notes thereto, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Differences from United States GAAP are described in Note 22 to the consolidated financial statements. All dollar figures are in U.S. dollars, unless otherwise indicated.

Overview

On June 30, 2003, the Company acquired the Jerritt Canyon gold mine, 50 miles north of Elko, Nevada. With this acquisition, the Company achieved its strategic objective of becoming a mid-tier gold producer. This was accomplished without start-up or completion risk, while effectively containing mine reclamation and closure liabilities through an innovative reclamation and environmental insurance program.

These financial statements include the effects of the Jerritt Canyon acquisition and related acquisition financing, and six months of operation of the Jerritt Canyon mine, from July 1, 2003 to December 31, 2003, being the Company's first six months of gold production from Jerritt Canyon. In addition, effective December 31, 2003, the Company changed its reporting currency from Canadian dollars to U.S. dollars. Consequently, the content and the format of the Company's consolidated financial statements have changed from prior periods.

Jerritt Canyon Mine Acquisition

On May 30, 2003, the Company entered into a definitive asset purchase and sale agreement (the "Purchase and Sale Agreement") with subsidiaries of AngloGold Limited ("AngloGold") and Meridian Gold Inc., (collectively the "Sellers") pursuant to which the Company agreed to acquire the Sellers' respective 70% and 30% interests in the assets comprising the Jerritt Canyon gold mine ("Jerritt Canyon"), located in the Independence Mountain Range, 50 miles north of Elko, Nevada. The Jerritt Canyon Mine comprises four underground mines which, together with extensive stockpiles, feed ore to a 1.5 million ton per year capacity ore processing plant. The Jerritt Canyon Mine includes a highly prospective, approximately 100 square mile land position, together with a geological data base compiled over the past 25 years.

The Jerritt Canyon acquisition was completed at arm's-length. Under the terms of the Purchase and Sale Agreement, the Company paid to the Sellers at closing: $1.5 million and 32.0 million common shares of the Company with a fair value of $4.1 million. In addition, a $6.0 million production payment is payable to the Sellers in quarterly installments of $1.0 million, commencing on the earlier of repayment of the Company's term loan, more fully described in Note 11 of the consolidated financial statements, or June 30, 2005. The fair value of this series of payments was estimated at $4.5 million at the time of the acquisition. A net smelter return royalty on the Jerritt Canyon mine production, based on a sliding scale ranging from 2% to 4% at gold prices above $320 per ounce, is also payable to the Sellers commencing on the earlier of the repayment of the term loan or June 30, 2005. The royalty is capped at an aggregate of $4.0 million, following which the royalty will convert to a 1% net profits interest royalty, payable only to AngloGold.

The Company also assumed certain of the Sellers' liabilities associated with the Jerritt Canyon Mine and all of the Sellers' Jerritt Canyon related reclamation and environmental liabilities. These liabilities are reported on a fair value basis and are more fully discussed in Notes 3 and 14 of the consolidated financial statements.

The fair value of the reclamation liability was independently estimated at $25.8 million as at June 30, 2003 by American Insurance Group Environmental ("AIG"), a division of American International Companies. This amount has been fully funded through an environmental risk transfer program (the "ERTP") underwritten by AIG.

The Company incurred $1.8 million in legal, due diligence and other costs directly related to the Jerritt Canyon acquisition. Allocation of the purchase price to the acquired assets is summarized in Note 3 of the consolidated financial statements.

The Jerritt Canyon acquisition related costs and the ERTP were funded by issuing equity of approximately $19.5 million, net of related issue costs, and by means of a $20 million term loan.

2003 Production

The Company integrated the Jerritt Canyon Mine without interruption to the mine operations. The skilled work force and mine management team at Jerritt Canyon, which the Company hired immediately following the acquisition, provided the Company with operating depth.

Jerritt Canyon production data for the latter six months of 2003 are provided in the Table 1, below.

TABLE 1

Jerritt Canyon production data	Three months ended Sept. 30, 2003	Three months ended Dec. 30, 2003	Year ended Dec. 30, 2003
Gold ounces produced	81,590	68,411	150,001
Gold ounces sold	73,891	72,932	146,823
Average sales price per ounce	$ 365	$ 391	$ 377
Cash operating costs per ounce[2]	$ 247	$ 298	$ 270
Ore tons mined	296,305	248,036	544,341
Average grade mined (opt)	0.299	0.275	0.288
Tons processed[1]	397,663	369,465	767,128
Grade processed (opt)	0.229	0.212	0.221
Process recovery	90.0%	87.2%	88.5%

[1] Tons processed includes 222,787 tons of lower grade ore from stockpiles, for the total six month period.

[2] The Company has adopted the Gold Institute Production Cost Standard (the "Standard") to calculate and report cash operating costs per ounce of gold produced. This is a non-GAAP measure, intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce are a useful indicator of a mine's performance. Where GAAP operating costs are adjusted to calculate per ounce data consistent with the Standard, reconciliations to GAAP measures are provided, see Table 4 below.

Mining continued through the latter six months of the year at an average rate of approximately 3,000 tons per day and an average grade of 0.288 ounces of gold per ton (opt); ore processing continued at a average rate of approximately 4,200 tons per day at an average grade of 0.221 opt. Ore processing included an average of 1,200 tons per day of lower grade ore, stockpiled by the former owners. Although processing lower grade stockpile ore has the effect of reducing the average grade processed, treatment of the stockpile is commercially viable and has positive effects on the metallurgical performance of the processing plant. Plant recoveries averaged 88.5% for the latter six months of the year, consistent with past performance.

Total gold production at Jerritt Canyon for calendar 2003 was 302,096 ounces, of which 152,095 ounces were to the account of the former owners and 150,001 were to the Company's account. Gold production since the Company acquired the property on June 30, 2003 was 152,332 ounces, 2,331 ounces of which were for the account of the former owners. In 2003, the Company sold 146,823 ounces of its gold production.

Gold production at Jerritt Canyon was consistent with expectations for overall annualized gold production of 300,000 ounces, established at the time Jerritt Canyon was acquired. The Company's 2003 gold production of 150,001 ounces was, however, approximately 6,000 ounces below recent forecasts. Mining, processing, operating costs and gold production were negatively affected during December by the unusually early and severe onset of winter at the Jerritt Canyon Mine, which reaches altitudes of over 7,500 feet. In addition to heavy snowfall, some three times average for the month, frequent high winds caused severe drifting at the mine portals and on the haul roads. The snow and drifting snow affected grade control by preventing the separate stockpiling of material at the mine portals for grade determination purposes; it also blocked haul roads and added unwanted moisture to the ore, which must be dried in an ore dryer before further processing.

Cash operating costs per ounce for the year were $270. Costs per ounce were driven higher than the recently forecasted $250 per ounce by the lower than forecasted production and the increased costs resulting from the severe December weather.

Priorities

Immediately following the Jerritt Canyon Mine acquisition, the Company began to pursue two principal priorities: (1) to expand the underground development at Jerritt Canyon to provide the mines with more operating flexibility; and (2) to begin exploration focused on reserve and resource expansion and on target generation and follow-up on the approximately 100 square-mile Jerritt Canyon property.

Underground mine development had been severely curtailed for several years and through the first half of 2003 by the former owners, based on their plans to close the mine at the end of 2004, a decision made at a time when gold prices were significantly lower. The Company initiated a comprehensive analysis of resources accessible for conversion to reserves, and of areas with strong potential for extension of resources immediately after acquisition, and during the latter half of 2003, invested approximately $3.2 million in underground mine development to re-establish an inventory of resources and reserves, commensurate with the Company's planned scale of on-going operations.

Much of the exploration done throughout the Jerritt Canyon district in past years was in search of either shallow open pit targets or multi-million ounce targets. During the few years prior to the Company's acquisition of Jerritt Canyon, known reserves were not aggressively expanded and advanced stage targets were not aggressively followed up. Management believes that there is potential for significant reserve and resource expansion that would essentially represent extensions of the known ore bodies. In addition, management believes that the property offers potential for discovery of significant new ore bodies that would result from systematic district scale exploration.

Through the latter six months of 2003, the Company invested approximately $1.9 million in exploration which consisted mainly of underground drilling proximal to current workings, and was focused on expanding resources and graduating measured and indicated resources to proven and probable reserves. Some surface drilling focused on extensions to known ore bodies has also been completed. In addition to drilling, extensive mine planning was performed in order to bring into the reserve category that portion of resources that met reserve criteria, but lacked only a mine plan.

As a result of these initiatives, at December 31, 2003, proven and probable gold reserve estimates at Jerritt Canyon had increased to 3,065,274 tons with an average grade of 0.268 opt, containing 820,104 ounces of gold, an addition of 425,561 contained ounces, or more than double the depleted June 2003 reserve estimate. Depletion of reserves during the second half of 2003 totaled 129,625 contained ounces. Historically, approximately 25% of Jerritt Canyon's gold production comes from mineralization that has never been formally classified as proven or probable reserve. This is because it is discovered during underground mine development and simply mined before being included in periodic reserve recalculations.

At December 31, 2003, the newly calculated measured and indicated resource estimate, which includes the proven and probable reserve estimate, totaled 9,496,930 tons, with an average grade of 0.242 opt, containing 2,295,303 ounces of gold, which increased from 1,952,590 contained ounces estimated at June 30, 2003. The newly calculated inferred resource estimate totaled 5,415,417 tons with an average grade of 0.191 opt, containing 1,034,044 ounces of gold, which increased from 818,925 contained ounces estimated at June 30, 2003.

The Company engaged Pincock, Allen & Holt, an independent consulting firm, to review the Company's reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which was filed on SEDAR on February 26, 2004.

The Environmental Risk Transfer Program

Integral to the Jerritt Canyon Mine acquisition is the Environmental Risk Transfer Program (the "ERTP"), more fully described in Note 14 of the consolidated financial statements. The fair value of the total reclamation liability at Jerritt Canyon was independently estimated by AIG at $25.8 million as at June 30, 2003. This amount has been fully funded by the Company by means of a Commutation Account with AIG. The cash plus interest earned in the Commutation Account will be used only to pay for Jerritt Canyon's currently existing reclamation and mine closure liabilities. In addition, the ERTP provides to government regulators the surety bonds, which allow the Company to operate the Jerritt Canyon Mine under the existing operating permits. The ERTP also includes a reclamation and mine closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by the Company. The insurance provides coverage for future reclamation costs if they exceed those provided for by the Commutation Account. If the ultimate reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash. If the reclamation cost is more than the Commutation Account balance, the cost cap insurance, provided by AIG, will pay the excess costs up to a defined maximum. The Company does not currently anticipate reclamation costs in excess of the defined maximum. The cost of the ERTP, in addition to the $25.8 million of Commutation Account funding, was $6.9 million, comprised of premiums paid to AIG and Nevada state taxes on the ERTP transaction.

The Company believes the ERTP effectively limits environmental and reclamation liabilities and risks associated with the Jerritt Canyon Mine.

Federal, state and local laws and regulations concerning environmental protection affect the Company's operations. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Jerritt Canyon Outlook

New Reserve Areas

The reserve estimate calculated at the end of 2003 is significant not only in the degree of increased reserves but also in the location of the reserves. Prior to the end of 2003, in situ reserves were limited in location to the immediate vicinity of existing workings at each of the four Jerritt Canyon underground mines known as SSX, Murray, Smith and MCE. The new reserve estimate includes mineralization in the general vicinity of SSX and Smith mines that constitute separately mineable zones of mineralization. In each case, the newly estimated reserve lies within a greater zone of measured and indicated resources. The newly estimated reserve near SSX is known as the Steer reserve, and it is expected to support a new mine, to be accessed from the Steer open pit. In the Smith mine area, two new zones of mineralization, known as Mahala and East Dash were brought to the reserve category. These are both accessible from the existing underground workings at Smith by means of new development drifts.

Production Parameters

Over the past few years, the operating practice at Jerritt Canyon has been to blend ore mined from underground, at a typical average grade of 0.280 opt, with ore stockpiled from earlier open pit operations at a typical average grade of 0.080 opt. The resulting mill feed has averaged 1.5 million tons per year at a typical average grade of 0.220 opt. The development of new reserves will allow underground mined production to be increased to approximately 1.5 million tons per year, thus displacing the lower grade stockpile material with higher grade underground ore. The average mill feed grade is therefore expected to increase to approximately 0.280 opt. This is expected to result in an increase in gold production by some 15% to 20% by mid-2005, with no addition to the mill plant or increase in mill operating costs.

New Mine Production — Steer and Smith Mines

In order to increase mine capacity to accomplish this projected 15% to 20% gold production increase, it is necessary to open a new portal at Steer and also to develop toward the Mahala reserve from Smith. At Steer, the reserve lies some 800 feet from and slightly below the portal site and development to the reserve, complete with a ventilation and emergency egress raise, is expected to be complete in early 2005, after which definition drilling will be completed to finalize mine plans. Stoping, or mining the ore, is scheduled to begin by mid-2005. There is a substantial resource between the portal site and the reserve, and the process of resource to reserve conversion is expected to continue while development is in progress.

At Smith, development toward Mahala, a distance of about 1500 feet, is in progress. An advance rate of about 200 feet per month is expected, allowing definition and resource conversion drilling to start in late 2004. The reserve grade at Mahala is expected to be high at 0.386 opt and this is expected to have a positive effect on average mill grade as stoping starts in this zone later in 2005.

Capital costs for Steer and Mahala development are estimated to total $7.7 million over the next two years. East Dash development is estimated to cost $6.0 million over a period from 2005 to 2007. The Company currently expects to finance this development with cash flow generated from operations.

Other Mines

At the other Jerritt Canyon mines, MCE is expected to be depleted in 2004 and will be decommissioned, with much of the equipment being redeployed at Steer. At Murray, the main ore body will be depleted by late 2005, but additional resources are being developed in dikes that cross and control the mineralization, while two new zones, West Murray and Zone 7 are being drilled from both surface and underground with a view to converting measured and indicated resources to reserves in these zones.

2004 Production

At the SSX mine, an intersection of 180 feet at an average grade of 0.770 opt drilled in 2003 became, with additional drilling, the basis for a new reserve block of 125,000 tons at an average grade of 0.457 opt. This block is currently being developed for mining and will provide a substantial part of SSX production in 2004. Elsewhere in SSX, Smith and Murray, relatively lower grade material is scheduled for mining in 2005. The Company expects 2004 gold production to approximate 300,000 ounces, similar to 2003 production levels. Mill capacity during summer is 50% to 60% higher than in winter, largely because as a dry mill, capacity is adversely affected by moisture in the feed, while snowfall and icing also have a deleterious effect. In an effort to minimize the seasonal impacts on mining and processing, the Company plans to concentrate on underground development during the winter months to ensure sufficient ore availability to maximize production in the summer months. The Company's projected quarterly gold production for 2004 is illustrated in Table 2 below.

TABLE 2

Q1 Ounces	Q2 Ounces	Q3 Ounces	Q4 Ounces	2004 Total Projected Ounces
52,000	78,000	86,000	84,000	300,000

Exploration

Underground exploration has been and continues to be successful, and the Company anticipates generating new measured and indicated resources and proven and probable reserves in the immediate mine areas at a rate that will at least keep pace with mining depletion for the foreseeable future.

Drilling results since the completion of the December 31, 2003 reserve estimate continue to be encouraging, with significant grade and width intercepts that are outside the current reserve and resource envelope, but proximal to current workings and thus indicative of additional mineral inventory that management believes can be converted to reserves and/or mined during the next year. In addition, management believes that recent high-grade drilling intercepts, particularly at the Starvation Canyon target in the southwest area of the Jerritt Canyon district, validate the concept that potentially economic gold mineralization exists outside currently and previously mined areas of the Jerritt Canyon district.

A substantial exploration program, consisting of over 300,000 feet of drilling and a budget of approximately $8.0 million is planned for 2004. The Company expects to finance this exploration with cash flow generated from operations. Exploration near the existing resources will be carried out by both surface and underground drilling, while exploration in remote areas of the Jerritt Canyon district will consist of mapping, geochemistry and drilling, exploring for new resources that may become the basis of new mining operations. In the latter category, over 30 distinct targets have been identified. These targets broadly fall into 3 categories:

1. Targets in the southern part of the district, where drilling by previous owners identified continuous mineralization which not only remains open, but which may be controlled by vertical structures that have yet to be tested by angle holes. Some of these targets are Starvation Canyon, Waterpipe Canyon, and Pie Creek.
2. Numerous areas where one or more drill holes by previous owners have identified mineralization in favorable geologic settings, such as Winters Creek Window and Mahala Creek, where there is potential to establish both continuity and extension by further drilling. These targets are on structural trends from ore bodies that are currently in production or have previously been mined.
3. Numerous areas where surface geochemical anomalies coincide with favorable geology, or extrapolation of favorable geology. In some cases, additional work is required to define specific drilling targets.

Life of Mine Plan

The Company has begun the process of integrating the newly estimated reserves and resources, together with its six-month's experience operating the Jerritt Canyon Mine into a life-of-mine plan. The life-of-mine plan envisages that ore production will increase to approximately 1.5 million tons per year from underground sources only, by mid 2005; and continue at this rate through 2007. The plan is predicated on the continuing conversion of measured and indicated resources to proven and probable reserves at rates achieved in the past, but does not assume additional exploration success. Management believes that these assumptions are conservative.

During this time, the SSX mine will continue to produce at a rate of 500,000 to 600,000 tons of ore per year, while Smith production, with the addition of Mahala and eventually East Dash ore, will increase from the order of 250,000 tons of ore per year to approximately 400,000 tons of ore per year. Steer production is expected to be initially 150,000 tons per year, rising to approximately 300,000 to 350,000 tons of ore per year, gradually replacing Murray production which will start to decline during 2005 from the current 250,000 tons per year. Gold production is expected to approximate 325,000 ounces in 2005, anticipated to increase to 350,000 ounces per year by 2006. Unit costs are expected to improve as production rates increase.



Jerritt Canyon - Elko County, Nevada
Winters Ck
MCE Mine
West
Wright Murray Zn 7
Window
MURRAY Mine
Mill Site
East Dash
Steer Mine
SSX Mine
Smith Mine
Mahala
Pie Creek
Starvation
Water Pipe
N

Magistral Joint Venture

The Magistral Joint Venture (the "MJV") was formed in 2001 to facilitate financing for the construction of the Magistral Mine in Sinaloa, Mexico. Terms of the financing included preferential loan payback to the joint venture partner, Midwest Mining Inc. ("Midwest") and precluded the Company from voting on certain matters concerning the MJV, until the preferential loan amounts were repaid. The Magistral Mine was constructed through 2002, and began commercial production on January 1, 2003. Because it had no significant influence over the operation of the MJV, the Company's interest in the MJV was accounted for on the cost basis, as a long-term investment, until September 2003. The accounts of the MJV were therefore not included in the Company's financial statements. Similarly, the Company did not report gold production from the MJV.

In September 2003, an upward trend in repair costs for the mining equipment at the Magistral Mine became evident together with a decreasing trend in gold production, mainly as a result of low equipment availability. After considering the resulting operating deficits, the apparent need for significant additional capital, and the required preferential loan payback to Midwest, the Company concluded that its long-term investment in the MJV was impaired and took a charge of $6.2 million to earnings.

In November 2003, based on a decision to focus its resources on the recently acquired Jerritt Canyon Mine, the Company determined that it would no longer participate in the MJV nor provide additional capital. Accordingly, the Company committed to a plan to sell its interest in the MJV. In order to facilitate this sale, the Company recognized the need to eliminate the MJV debt, including the preferential loan payback to Midwest, and consolidate ownership of the MJV.

On December 15, 2003, the Company issued to Midwest 11,200,000 common shares of the Company, and 2,000,000 two-year warrants to acquire common shares of the Company at Cdn $1.00 each, and paid Midwest $900,000, all as consideration for Midwest's interest in the MJV and its 15% equity interest in Pangea Resources Inc., the Company's 85% owned subsidiary ("Pangea"). As part of the transaction, Midwest agreed to eliminate the preferential loan repayment obligations to Midwest.

On December 19, 2003, the Company agreed to terms proposed by Nevada Pacific Gold Ltd. ("NPG") to sell Pangea and all its related assets including the Magistral Mine to NPG for a total of $7.0 million in cash and 2,000,000 common shares of NPG. Subsequent to the period end, on February 2, 2004, the sale of Pangea and all related assets to NPG was completed at which time the Company received from NPG $4.0 million in cash, 2,000,000 common shares of NPG, subject to a mandatory four month hold period, and a $3.0 million note payable on August 2, 2004, secured by a general security agreement over all of NPG's assets.

Because of the Company's commitment to sell the MJV, at December 31, 2003 the Company classified the group of assets sold to NPG as 'assets to be disposed of by sale', a current asset. The Company believes that the fair value of the consideration received in the sale equals or exceeds the carrying value of its investment as at December 31, 2003. The December 31, 2003 carrying value was mainly comprised of the fair value of the consideration issued to Midwest to acquire Midwest's interest in the MJV and Pangea.

Subsequent to the period end, on February 2, 2004, the $4.0 million cash consideration received from NPG at the completion of the sale of the assets to be disposed of by sale was used to reduce the term loan incurred for the Jerritt Canyon Mine acquisition. Cash which may be realized from the 2,000,000 common shares of NPG and the $3.0 million note issued by NPG, also received in the sale, will be used to further reduce the term loan and/or to support exploration and underground development activities at the Company's principal operation, the Jerritt Canyon Mine. Accordingly, the Company believes that this disposition will have no material adverse effect on the Company's future operating results.

During 2003, the Company incurred a net loss of $7.8 million or $0.04 per share. The principal components of this loss are: earnings from operations of $3.1 million, before interest expense, unusual items and other income and expense; a $6.2 million write-down of the Company's investment in the Magistral Joint Venture as reported in the third quarter and $4.9 million of interest expense.

Earnings from operations are illustrated in Table 3 below.

TABLE 3

(In millions of U.S. Dollars)	2003	2002	2001
Gold sales	**$ 54.9**	$ —	$ —
Costs and expenses			
Operating costs	**40.7**	—	—
Depreciation, depletion and amortization	**9.2**	—	—
General and administrative	**1.9**	1.0	0.6
	51.8	1.0	0.6
Earnings (loss) from operations	**$ 3.1**	$ (1.0)	$ (0.6)

Gold Sales

Revenue for 2003 results from the sale of 146,823 ounces of gold, all produced at the Jerritt Canyon Mine after June 30, 2003. Revenue is net of $0.7 million for gold put premiums that expired during the year. The Company had no commercial gold production in prior years.

The Company sells its gold at the spot price. The average price realized for 2003 was $377 per ounce, comprised of $365 in the 3rd quarter and $391 in the 4th quarter. The spot gold price at June 30, 2003, when the Company acquired the Jerritt Canyon Mine, was $346 per ounce. Gold prices rose through the latter six months of 2003 to a high of $416 per ounce on December 31, 2003. The Company has no forward sales commitments.

At December 31, 2003, the Company had 265,014 gold put options, each with a strike price of $330 per ounce and a maximum settlement value of $40 per ounce. The puts were purchased as a condition of the term loan related to the Jerritt Canyon acquisition. They expire monthly through June, 2005 with a total of 209,202 puts expiring through 2004 and 55,812 puts expiring in the first six months of 2005. The cost of the puts is recognized as a reduction to sales revenue when the puts expire or are exercised and totaled $0.7 million in 2003.

The Magistral Mine produced 23,122 ounces of gold (100% basis) in 2003. The Company's financing arrangement, accounting treatment, and sale of its interest in the Magistral Mine, discussed more fully above, precluded the reporting of any portion of this gold production, or the inclusion of related revenues and operating costs in the Company's financial statements.

Operating Costs

Operating costs comprise Jerritt Canyon total cash costs for the latter six months of 2003. For a reconciliation of operating costs in Table 3 to cash operating costs per ounce in Table 1, refer to Table 4 below.

TABLE 4

Reconciliation of Cash Operating Cost per ounce[3]	Year ended December, 30 2003
Ounces sold	146,823
In thousands of U.S. dollars except per ounce	
Operating cost per Consolidated Statements of Loss	$ 40,667
Less: Royalty expense and production taxes included above	(824)
Less: Effects of inventory adjustments	(150)
Cash operating costs	$ 39,693
Cash operating costs per ounce	$ 270

[3] Cash Operating Costs per ounce are calculated in accordance with The Gold Institute Production Cost Standard. Cash costs are derived from amounts included in the Statement of Operations and include Jerritt Canyon site operating costs such as mining, processing, refining, and administration; but exclude royalties, production taxes, depreciation, depletion, amortization, reclamation costs, financing and capital lease costs.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization expenses are substantially all attributed to Jerritt Canyon property, plant and equipment. Depreciation of the processing plant and mining equipment comprises $1.7 million of this total; amortization and depletion expenses comprise the remaining $7.5 million. Amortization and depletion expenses for the fourth quarter have been reduced from those incurred in the third quarter as a result of the increase in estimated gold reserves. Reference should be made to Note 3 of the consolidated financial statements, wherein the allocation of the Jerritt Canyon acquisition cost is discussed, and Note 2 where accounting policies for depreciation, depletion and amortization are discussed.

The Company had no commercial-scale gold production, consequently no gold sales, mine operating costs or related depreciation, depletion and amortization costs during the first six months of 2003 or in 2002 and 2001.

General and Administrative

General and administrative costs for the year ended December 31, 2003 are significantly higher than in 2002, reflecting increased management, investor relations and administrative staff and related costs associated with the transition to a significant gold producing company. 2002 general and administrative costs had increased $0.4 million from 2001 reflecting the Company's evolution from an exploration company in 2001, to an emerging producer in 2002, during which time the Company was managing the construction of the Magistral Mine for the Magistral Joint Venture.

Interest Expense and Unusual Items

The principal remaining components of the Company's net loss: interest expense, unusual items and other income and expense, are illustrated in the Table 5 below.

TABLE 5

(In millions of U.S. Dollars)	2003	2002	2001
Other income, net of other expense	$ —	$ (0.4)	$ —
Interest expense	4.9	—	0.1
Foreign exchange (gain) loss	(0.2)	0.1	0.2
Non-cash loss on early conversion of debt	—	0.4	—
Loss on dilution of interest in mineral resource property	—	—	2.9
Provision for impairment of Magistral Joint Venture	6.2	—	—
	$ 10.9	$ 0.1	$ 3.2

Interest expense for the year ended December 31, 2003, results from the $20 million term loan used to complete the acquisition of the Jerritt Canyon Mine and the related ERTP, as well as other notes and capital leases assumed in the Jerritt Canyon acquisition. The term loan bears interest at the U.S. prime interest rate plus 7%, a current effective interest rate of approximately 11%. Interest expense includes $3.3 million in amortization of costs incurred in arranging the term loan, more fully discussed in Note 6 of the consolidated financial statements. Imputed interest expense is recognized for capital leases and other obligations associated with the Jerritt Canyon acquisition, for which interest rates have not been specified. Interest expense will be reduced in future periods as the term loan and other obligations are paid down. Note 17 of the consolidated financial statements, provides details of interest expense. The Company incurred no material interest expense in 2002 and 2001.

The Magistral Joint Venture (the "MJV") was formed in 2001 to facilitate financing for the construction of the Magistral Mine in Sinaloa, Mexico. Terms of the financing included preferential loan payback to the joint venture partner, Midwest Mining Inc. ("Midwest") of $6.625 million, and precluded the Company from voting on certian matters concerning the operation of the MJV, until the preferential amounts were repaid. In 2001, the Company contributed its 100% owned Magistral Mine to the MJV in exchange for 50% of the MJV, and consequently recognized a loss of $2.9 million on the dilution of its ownership in the Magistral Mine. Because the Company had no significant influence over the operation of the MJV, the Company's interest in the MJV was accounted for on the cost basis, as a long-term investment. In September 2003, an upward trend in repair costs for the mining equipment at the Magistral Mine became evident together with a decreasing trend in gold production, mainly as a result of low equipment availability. After considering the resulting operating deficits, the apparent need for significant additional capital, and the required preferential loan payback to Midwest, the Company concluded that its long-term investment in the MJV was impaired and took a charge of $6.2 million to earnings.

Cash Flows and Liquidity

The Company's December 31, 2003 balance sheet illustrates significant asset growth from $4.6 million in 2002 to $97.9 million in 2003, as a result of the Jerritt Canyon acquisition and the related financings. December 31, 2003 working capital was $9.2 million, including $9.5 million in cash.

The Company's cash holdings increased by $9.4 million through 2003, from $0.1 million at the end of 2002 to $9.5 million in 2003. This increase resulted from generating cash of $13.5 million from operations at the Jerritt Canyon Mine and raising a net amount of $41.0 million in debt and equity financings, less investments of $45.1 million, principally in the Jerritt Canyon Mine acquisition, subsequent mine development and exploration at Jerritt Canyon, and in funding the ERTP.

The $13.5 million cash generated from operations results from the gold production and related gold sales at the Jerritt Canyon Mine during the latter six months of the year. The Company had no similar operations in prior periods and therefore comparisons to prior periods are not meaningful.

The Company paid a total of $41.8 million to acquire the Jerritt Canyon Mine (see Note 3 of the consolidated financial statements). Of this amount, $3.3 million was incurred in cash ($1.5 million was paid to the Sellers and $1.8 million was incurred in acquisition related costs), and $38.5 million was incurred in the form of non-cash consideration including liabilities assumed from the Sellers, notes payable to the Sellers and 32 million shares issued to the Sellers (see Note 20 of the consolidated financial statements). Subsequent to the acquisition the Company invested an additional $5.9 million in the Jerritt Canyon Mine, principally for underground mine development and reserve expansion programs.

The Company has placed $26.3 million in restricted cash deposits. Substantially all of this was used to fund a commutation account, a component of the ERTP. The commutation account is with AIG and this cash and interest earned will be used only to pay for Jerritt Canyon's currently existing reclamation and mine closure liabilities (see Note 8 of the consolidated financial statements).

The Company also invested $2.9 million in the MJV during 2003. This investment comprised funding operating deficits prior to September 30, 2003, payment for past due trade accounts and notes payable, and the payment of $0.9 million, as part of the consideration to acquire from Midwest its 50% interest in the MJV and the remaining 15% of Pangea not owned by the Company (see Note 7 of the consolidated financial statements). In 2002 the Company invested $1.2 million in the MJV to fund construction cost overruns.

The Company raised a total of $32.3 million, net of related costs, through a series of equity financings in 2003. The financings, completed by way of private placements of equity units consisting of common shares and warrants to purchase common shares, provided $19.5 million initially, and an additional $12.5 million from the subsequent exercise of warrants (see note 15 of the consolidated financial statements). An additional $0.3 million was raised through the exercise of incentive stock options. The Company raised $1.0 million in 2002 through the exercise of warrants, and raised no cash in 2001.

As a component of the funding for the purchase of the Jerritt Canyon Mine and the related ERTP, the Company arranged a $20.0 million term loan, the terms and conditions of which are described in Note 11 of the consolidated financial statements. At December 31, 2003, the Company had repaid $10.0 million of this amount: $5.0 million of scheduled payments, $3.0 million of voluntary prepayments, and $2.0 million of cash sweeps, which are mandatory repayments based on excess available cash. The Company also used $1.3 million to meet scheduled payments for certain of the notes and liabilities assumed in the Jerritt Canyon acquisition. The Company had no similar financing activity in 2002 and 2001. Subsequent to the period end, on February 3, 2004, the Company applied an additional $4.0 million to the term loan, bringing the remaining balance to approximately $6.0 million.

Subsequent to the period end, on March 26, 2004, the Company received a conditional commitment for a term loan facility of $10 million with Standard Bank London Limited. The loan will be used to refinance the current $6 million term loan, and to repay the approximately $1 million Oxygen plant note owed to AngloGold, a liability assumed as part of the consideration for the Jerritt Canyon Mine acquisition; and approximately $3 million of the facility will be used to guarantee the payment of the deferred gold put option premiums currently guaranteed by current term loan lender, Amaranth. The loan remains subject to a number of conditions including completion of definitive documentation and will be subject to standard industry covenants for a loan of this size. It will be secured by the assets of Queenstake Resources U.S.A. Inc., the Company's wholly owned subsidiary that owns the Jerritt Canyon Mine, together with a restricted cash deposit of $1.4 million. The Company will guarantee the facility and provide as additional security an assignment of the 2,000,000 common shares of NPG and the $3.0 million note from NPG received as consideration for the sale to NPG of Pangea and all its assets including the Magistral Mine. The interest rate will be LIBOR plus 4.5%, a currently effective rate of approximately 6.0%. The amortization period expires June 30, 2005, with minimum quarterly principal payments of approximately $1.4 million and additional quarterly payments equal to 50% of Queenstake Resources U.S.A. Inc.'s cash available after debt service.

Critical Accounting Policies

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company's accounting policies are described in Note 2 to its consolidated financial statements. The Company's accounting policies related to work-in-progress inventory valuation, depletion and amortization of property, plant and equipment including mine development costs, site reclamation and closure accruals are critical accounting policies, which are subject to estimates and assumptions regarding reserves, process recoveries, future gold prices and future mining activities.

The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in ore stockpiles and in the recovery circuit and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company's earnings and working capital.

A significant portion of the Company's property, plant and equipment is depleted and depreciated on a units-of-production basis, which bases its calculations on the expected amount of recoverable reserves. If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then the Company would be required to write-down the recorded value of its property, plant and equipment and to increase the amount of future depletion and amortization expense, both of which would reduce the Company's earnings and net assets.

The Company also assesses its property, plant and equipment for impairment at the end of each accounting period. If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, the Company would be required to write-down the recorded value of its property, plant and equipment, which would reduce the Company's earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been fully depleted, and has estimated the costs to comply with existing reclamation standards. The estimate of the fair value of these costs was based on the amount of cash exchanged in an arm's-length transaction in which these obligations have been effectively funded. For a full discussion of this see "Environmental Risk Transfer Program" on page 23.

Risks and Uncertainties

The Company is subject to various financial and operational risks due to various factors outside of the control of the Company. Gold prices are affected by factors such as global supply and demand, expectations of the future rate of inflation, the strength of, and confidence in, the US dollar relative to other currencies, interest rates, and geopolitical events. If the price of gold were to drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, the Company's profitability and cash flow would be negatively affected.

Although the Company has carefully prepared its gold reserve and resource estimates, no assurance can be given that the indicated mining and processing recoveries of gold from the estimated reserves will be realized over the life of the mine.

The business of mining is generally subject to a number of risks including equipment failure, operational accidents, unstable ground conditions and severe weather.

The Company's exploration work involves many risks and may be unsuccessful. Substantial expenditures are required to establish proven and probable reserves and to complete the related mine development. It may take several years from the initial phases of drilling until production is possible. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

The validity of mining claims, which constitute most of the Company's property holdings, can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles may be defective.

The Company seeks to minimize risk through the use of gold put options to provide a minimum price realizable for a substantial portion of its near-term gold production, independent reviews of its gold reserve and resource estimates, careful operational planning, and transferring some of the risk through the purchase of insurance.

Forward looking statement — This document contains "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, and Queenstake's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

MANAGEMENT'S REPORT

QUEENSTAKE RESOURCES LTD.

Management's Responsibility for the Consolidated Financial Statements

The accompanying consolidated financial statements of Queenstake Resources Ltd. and its subsidiaries and all information in the annual report are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements necessarily include some amounts that are based on management's best estimates, which have been made using careful judgment.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial and operating data elsewhere in the annual report are consistent with the information contained in the financial statements.

In fulfilling their responsibilities, management of Queenstake Resources Ltd. and its subsidiaries have developed and continue to maintain systems of internal accounting controls, and segregation of duties and responsibilities whenever possible.

Although no cost effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly recorded and the financial records are reliable for preparing the consolidated financial statements.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its Audit Committee, consisting of non-executive directors. The Audit Committee meets periodically with management and with the external auditors to discuss the results of audit examinations with respect to the adequacy of internal accounting controls, and to review and discuss the consolidated financial statements and financial reporting matters.

The consolidated financial statements have been audited by Staley, Okada & Partners, Chartered Accountants, who have full access to the Audit Committee, with and without the presence of management. Their report follows.



Christopher Davie
President and
Chief Executive Officer



John F. Engele
Vice President, Finance
and Chief Financial Officer

March 2, 2004

AUDITOR'S REPORT

QUEENSTAKE RESOURCES LTD.

To the Shareholders of Queenstake Resources Ltd.:

We have audited the consolidated balance sheets of Queenstake Resources Ltd. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for each of the years in the two-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements of the Company for the year ended December 31, 2001 were audited by another firm of Chartered Accountants who issued their report without reservation dated March 8, 2002.



Staley, Okada & Partners
Chartered Accountants
Vancouver, British Columbia, Canada

March 2, 2004, except as to Notes 11 and 25, which are as at March 26, 2004

CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

QUEENSTAKE RESOURCES LTD.

Years ended December 31, 2003 and 2002	2003	2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 9,536	$ 112
Trade and other receivables	209	402
Inventories (*note 4*)	4,858	—
Prepaid expenses (*note 5*)	4,097	—
Deferred financing costs (*note 6*)	3,345	—
Assets to be disposed of by sale (*note 7*)	8,074	—
Loan to Magistral Joint Venture (*note 9*)	—	1,150
Total current assets	30,119	1,664
Restricted cash (*note 8*)	26,338	—
Investments (*note 9*)	—	2,928
Property, plant and equipment, net (*notes 3 & 10*)	40,541	43
Other (*note 5*)	946	—
Total assets	$ 97,944	$ 4,635
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 6,878	$ 66
Term loan (*note 11*)	9,952	—
Other current liabilities (*note 12*)	4,057	—
Total current liabilities	20,887	66
Other long-term obligations (*note 13*)	6,498	—
Reclamation and mine closure (*note 14*)	25,771	—
Total liabilities	53,156	66
Non-controlling interest	—	407
Shareholders' equity		
Common shares, no par value, unlimited number authorized		
Issued and outstanding 360,312,493 (2002 — 67,984,045) (*note 15*)	84,774	36,835
Contributed surplus	152	152
Convertible securities (*note 16*)	483	—
Stock option compensation	2	3
Deficit	(40,623)	(32,828)
Total shareholders' equity	44,788	4,162
Total liabilities and shareholders' equity	$ 97,944	$ 4,635

Commitments (*note 23*)

Subsequent events (*note 25*)

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board:

James Mancuso
Director



Christopher Davie
Director



CONSOLIDATED STATEMENTS OF LOSS

(In Thousands of U.S. Dollars, except per share amounts)

QUEENSTAKE RESOURCES LTD.

Years ended December 31, 2003, 2002 and 2001	2003	2002	2001
Gold sales	**$ 54,912**	$ —	$ —
Costs and expenses			
Operating	**40,667**	—	—
Depreciation, depletion and amortization	**9,240**	7	7
General and administrative	**1,936**	982	568
	51,843	989	575
Earnings (loss) from operations	**3,069**	(989)	(575)
Other income, net of other expense	**(148)**	(431)	(36)
Interest expense (*note 17*)	**4,936**	3	116
Foreign exchange (gain) loss	**(172)**	43	240
Non-cash loss on early conversion of debt	**—**	439	—
Non-controlling interest	**—**	12	—
Loss on dilution of interest in mineral resource property	**—**	—	2,927
Provision for impairment of Magistral Joint Venture (*note 9*)	**6,248**	—	—
	10,864	66	3,247
Net loss	**$ (7,795)**	$ (1,055)	$ (3,822)
Net loss per share — basic and diluted	**$ (0.04)**	$ (0.02)	$ (0.08)
Weighted average number of shares outstanding (000's) — basic	***185,866***	*62,191*	*46,751*

CONSOLIDATED STATEMENTS OF DEFICIT

(In Thousands of U.S. Dollars)

QUEENSTAKE RESOURCES LTD.

Years ended December 31, 2003, 2002 and 2001	2003	2002	2001
Deficit, beginning of period	**$ (32,828)**	$ (31,684)	$ (27,862)
Net loss	**(7,795)**	(1,055)	(3,822)
Accretion of liability component of convertible note	**—**	(89)	—
Deficit, end of period	**$ (40,623)**	$ (32,828)	$ (31,684)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of U.S. Dollars)

QUEENSTAKE RESOURCES LTD.

Years ended December 31, 2003, 2002 and 2001	2003	2002	2001
OPERATING ACTIVITIES			
Net loss	**$ (7,795)**	$ (1,055)	$ (3,822)
Non-cash items:			
Depreciation and amortization	**9,240**	7	7
Provision for doubtful accounts	**768**	—	—
Provision for impairment of Magistral Joint Venture (*note 9*)	**6,248**	—	—
Loss (gain) on disposal of assets (*note 9*)	**(504)**	152	2,902
Stock-based compensation	**3**	3	—
Interest accretion and deferred financing costs (*note 17*)	**3,650**	3	89
Loss on early conversion of note	**—**	439	—
Foreign exchange (gain) loss	**(172)**	43	240
Non-controlling interest	**—**	12	—
	11,438	(396)	(584)
Changes in non-cash working capital:			
Inventories	**(378)**	—	—
Accounts receivable and prepaid accounts	**(1,597)**	(350)	45
Accounts payable and accruals	**4,017**	(55)	(115)
Cash provided by (used in) operating activities	**13,480**	(801)	(654)
INVESTING ACTIVITIES			
(Acquisition of)/proceeds from sale of property, plant and equipment	**(8,960)**	795	(329)
Environmental risk transfer program	**(6,892)**	—	—
Restricted cash (*note 8*)	**(26,338)**	—	—
Other, net	**(2,896)**	(1,150)	3
Cash used in investing activities	**(45,086)**	(355)	(326)
FINANCING ACTIVITIES			
Common shares issued, net of costs (*note 15*)	**32,346**	1,045	(63)
Term loan (*note 11*)	**9,952**	—	—
Other	**(1,268)**	—	(288)
Cash provided by (used in) financing activities	**41,030**	1,045	(351)
Net increase (decrease) in cash and cash equivalents	**9,424**	(111)	(1,331)
Cash and cash equivalents, beginning of period	**112**	223	1,554
Cash and cash equivalents, end of period	**$ 9,536**	$ 112	$ 223

Supplemental cash flow information (*note 20*)

The accompanying notes form an integral part of these consolidated financial statements.

(Tables expressed in Thousands of U.S. Dollars, except per share amounts)

1

Note 1: Nature of Operations

Queenstake Resources Ltd. ("Queenstake" or the "Company") engages in the production and sale of gold, including related activities such as mining, processing, developing and exploring. The Company's principal asset and only current source of gold production is the 100% owned Jerritt Canyon gold mine in Nevada, U.S.A, acquired on June 30, 2003. The Company also owns the Magistral gold mine in Sinaloa, Mexico, which was held for sale at December 31, 2003 and sold subsequent to the period end (Note 7).

2

Note 2: Significant Accounting Policies and Basis of Presentation

Basis of Presentation

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). For the purposes of these financial statements these principles conform, in all material respects, with generally accepted accounting principles in the United States, except as described in Note 22.

On June 30, 2003, the Company acquired the Jerritt Canyon gold mine in Nevada, discussed more fully in Note 3. These financial statements and the accompanying notes include the effects of this purchase and related financing, the results of operations of the Jerritt Canyon Mine since July 1, 2003, and all adjustments necessary to present fairly, in all material respects, the financial position, results of operations, and cash flows. The format and presentation of these financial statements have been altered from that used in previous periods to present the financial information on a basis that is consistent with the nature of operations (Note 1). Accordingly, certain of the comparative numbers have been reclassified to conform to the current period's presentation.

Effective December 31, 2003, the Company's reporting currency was changed from Canadian dollars to U.S. dollars. The Company's revenues are earned in U.S. dollars; substantially all of the Company's costs are incurred in U.S. dollars; and the Company's executive offices are located in the U.S. The comparative financial statements from prior periods have been restated to reflect this change.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries (collectively, unless the context requires otherwise, referred to as the "Company"). All material intercompany transactions and balances have been eliminated. The Company's active subsidiaries and percentage of ownership at December 31, 2003 are as follows:

- Queenstake Resources U.S.A. Inc. (Delaware) — 100%
- Castle Exploration Inc. (Colorado) — 100%
- Pangea Resources Inc. ("Pangea") (Arizona) — 100% (85% at December 31, 2002)

Until December 15, 2003, the Company owned 85% of Pangea, which owned 50% of the Magistral Joint Venture (the "MJV"), which owned the Magistral Mine in Sinaloa, Mexico. Under the terms of the financing arrangement for the MJV, the Company had no significant influence over the operation of the MJV, consequently the Company's interest in the MJV was accounted for on the cost basis, as a long-term investment, and the accounts of the MJV were excluded from the Company's consolidated financial statements. As more fully discussed in Note 7, on December 15, 2003, the Company acquired the remaining 15% of Pangea and the remaining 50% of the MJV. On December 19, 2003, the Company agreed to the terms of a proposed sale of Pangea and its related assets including the Magistral Mine in an arm's-length transaction, and the sale was completed on February 2, 2004. Accordingly, at December 31, 2003, the Company's investment in Pangea and the Magistral Mine was accounted for as assets to be disposed of by sale, valued at the lower of carrying value or fair value.

Foreign currencies

Effective December 31, 2003, the Company's reporting currency was changed from Canadian dollars to U.S. dollars. The Company's revenues are earned in U.S. dollars; substantially all of the Company's costs and liabilities are incurred in U.S. dollars; and the Company's executive offices are located in the U.S. The comparative financial statements from prior periods have been restated to reflect this change.

For the restatement, the Company followed the method suggested by the Emerging Issues Committee ("EIC") in release number EIC-130 dated 24 July 2002. The consensus of the EIC was that financial statements for all prior years should be translated using the current rate method. This method of translation results in the financial statements of prior years presented for comparison being translated as if the reporting currency used in the current year had been used for at least all periods shown.

Prospectively, the activities of Queenstake Resources Ltd., the Canadian parent company, are considered to be integrated. Accordingly, for the conversion of the related Canadian dollar denominated accounts, the temporal rate method will be used, whereby monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, non-monetary assets (including depreciation) and liabilities at the exchange rates in effect at the time of acquisition or issue, and revenues and other expenses at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses are included in the respective statement of operations.

Revenue Recognition

Revenue from the sale of gold is recognized in the accounts when title and the risks and rewards of ownership passes to the buyer.

Inventories

Finished goods inventories are valued at the lower of cost or net realizable value. Cost valuations are based on the related three-month period's average costs.

Work-in-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs.

Materials and supplies inventories are valued at the lower of average cost or replacement cost, net of a provision for obsolescence.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and depletion. Cost includes acquisition and related costs, exploration and development costs incurred on existing ore bodies and exploration and development costs incurred to further define reserves and resources deemed capable of commercial production. Depletion of mine properties and intangible assets is charged on a units-of-production basis over proven and probable reserves. Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to six years.

Long-lived assets are evaluated for impairment at the end of each reporting period. Estimated undiscounted future net cash flows for the Jerritt Canyon Mine are calculated using estimated production, gold sales prices, operating costs, capital costs, and reclamation and closure costs. If it is determined that the carrying value exceeds estimated undiscounted future net cash flows from an operation, then a write-down would be recorded, with a charge to operations.

Provision for Reclamation and Mine Closure

Reclamation and mine closure obligations for the Jerritt Canyon Mine are recognized at fair value. The estimate of the fair value is based on the amount of cash exchanged in an arm's-length transaction in which these obligations have been effectively funded (Notes 3, 8 and 14). The fair value of the estimated reclamation and mine closure obligations for the Jerritt Canyon Mine were recorded as a liability on acquisition.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions that affect the amounts of assets, liabilities, shareholders' equity, revenue and expenses reported in these financial statements. The most significant of these estimates and assumptions are those that use estimates of proven and probable gold reserves. Such estimates and assumptions affect the carrying value of assets, decisions as to when exploration and development costs should be capitalized or expensed, and the rate at which amortization is charged to earnings. The Company regularly reviews its estimates and assumptions, however, actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly liquid money market instruments with terms to maturity of less than 90 days from the date of inception.

Loss Per Share

Earnings (Loss) per share is calculated by dividing the net earnings (loss) for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method which, for outstanding stock options and warrants, assumes that the proceeds to be received on the exercise of the stock options and warrants are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding. Basic and diluted loss per share are the same because inclusion of common share equivalents would be anti-dilutive.

Stock-Based Compensation Plans

The Company has two stock-based compensation plans, which are described more fully in Note 15. In 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants, CICA 3870, for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services, using a fair value based method. As permitted under the recommendations, the Company elected to adopt the disclosure-only provisions of the standard, whereby pro-forma net income (loss) and pro-forma earnings (loss) per share are disclosed in the notes to the consolidated financial statements, for stock options granted to directors and employees, using a fair-value based method. Any consideration paid by directors, employees and non-employees on the exercise of stock options or the purchase of stock is credited to capital stock. Stock-based compensation on options granted to non-employees is recorded as an expense at the earlier of completion of performance or vesting of the options granted, using a fair value based method. No compensation expense is recognized for these plans when stock options are issued to employees or members of the Board of Directors. Any consideration paid by the optionees upon exercise of stock options is recorded as an increase to share capital.

Prior to January 1, 2002, no compensation expense was recorded for the Company's stock-based plans when the options or incentives were granted. Consideration paid by directors, officers and employees on exercise of stock options was credited to share capital.

Effective January 1, 2004, the Company is adopting the amended Canadian accounting standard for stock-based compensation, which will require the use of the fair value method to measure and recognize in the accounts on a retroactive basis all stock-based compensation associated with stock options granted from January 1, 2002.

Future Income Taxes

The future income tax asset and liability method of accounting for income taxes is used, whereby future income tax assets and liabilities are recorded based on temporary differences between the carrying amounts of balance sheet items and their corresponding tax bases. Future income tax assets also arise from unused tax losses, subject to a valuation allowance, to the extent that it is more likely than not that such losses ultimately will be utilized. This method also requires that the future income tax assets and liabilities be measured using the enacted rates and laws that are expected to apply when these assets and liabilities are either to be realized or settled.

Non-Interest-Bearing Notes Payable

Notes payable for which no interest rate has been defined, are recorded at fair value based on the Company's estimated cost of similar debt, and periodic accretion is recorded as interest expense.

Long-Lived Assets to be Disposed of by Sale

Long-lived assets or groups of assets available for immediate sale, include assets for which the Company has an approved plan to sell; which the Company is actively marketing for sale and expects to complete a sale within one year at a price that approximates current fair value; and for which a sale within one year would be considered probable. Such assets are classified as assets to be disposed of by sale, and are measured at the lower of carrying value or fair value, less cost to sell. No amortization is recognized for assets to be disposed of by sale. Interest and other expenses attributable to the liabilities of the disposal group will be accrued until disposal is completed.

Warrants

Warrants issued as consideration for goods and services are recorded at fair value and classified as Convertible Securities. Fair value is transferred to common shares upon exercise of the related warrants; proceeds from the exercise of these warrants are accounted for as an increase to common shares. The value of equity units, consisting of common shares and warrants, issued in cash financings is assumed to be substantially attributable to the value of the common shares; accordingly no portion of the cash received for the units is assigned to the warrants.

Put Options

The Company uses gold put options, as required under the conditions of a term loan, to reduce the risk of falling gold prices. Option premiums paid are deferred and netted against gold sales revenue when the options expire or are exercised (Note 13).

Other Recent Accounting Pronouncements

The Emerging Issues Task force of the U.S. Financial Accounting Standards Board ("FASB") has as part of its agenda a review of a broad range of accounting policies relating to the mining industry. Should this result in changes to U.S. GAAP, the move to harmonize the two GAAP's may well result in changes to Canadian GAAP.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Such standard requires any gain or loss on extinguishments of debt to be presented as a component of continuing operations (unless specific criteria are met) whereas SFAS No. 4 required that such gains and losses be classified as an extraordinary item in determining net income. Upon adoption of SFAS No. 145, the Company reclassified any extraordinary gains and losses on the extinguishments of debt recorded in prior periods to continuing operations. The adoption of SFAS 145 did not have a material effect on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Such standard requires costs associated with exit or disposal activities (including restructurings) to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. SFAS No. 146 nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under SFAS No. 146, a liability related to an exit or disposal activity is not recognized until such liability has actually been incurred whereas under EITF Issue No. 94-3 a liability was recognized at the time of a commitment to an exit or disposal plan. The provisions of this standard are effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material effect on the Company's financial position or results of operations.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This standard also requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements of SFAS No. 148 are required to be included in the summary of significant accounting policies.

In May, 2003, SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", was issued. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Generally, a financial instrument, whether in the form of shares or otherwise, that is mandatorily redeemable, i.e. that embodies an unconditional obligation requiring the issuer to redeem it by transferring its shares or assets at a specified or determinable date (or dates) or upon an event that is certain to occur, must be classified as a liability (or asset in some circumstances). In some cases, a financial instrument that is conditionally redeemable may also be subject to the same treatment. This Statement does not apply to features that are embedded in a financial instrument that is not a derivative (as defined) in its entirety. For public entities, this Statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not affect the Company's financial position or results of operations.

3

Note 3: Acquisition of the Jerritt Canyon Mine

On May 30, 2003, the Company entered into a definitive asset purchase and sale agreement (the "Purchase and Sale Agreement") with subsidiaries of AngloGold Limited ("AngloGold") and Meridian Gold Inc., (collectively the "Sellers") pursuant to which the Company agreed to acquire the Sellers' respective 70% and 30% interests in the assets comprising the Jerritt Canyon gold mine ("Jerritt Canyon"), located in the Independence Mountain Range, 50 miles north of Elko, Nevada. The acquisition closed on June 30, 2003. The Jerritt Canyon Mine comprises four underground mines which, together with extensive stockpiles, feed ore to a 1.5 million ton per year capacity ore processing plant. The Jerritt Canyon Mine includes a highly prospective, approximately 100 square mile land position, together with a geological data base compiled over the past 25 years.

The Jerritt Canyon acquisition was completed at arm's-length. Under the terms of the Purchase and Sale Agreement, the Company paid to the Sellers: $1.5 million and issued 32 million common shares of the Company with a fair value of $4.1 million. In addition, $6.0 million is payable to the Sellers in quarterly installments of $1.0 million, commencing on the earlier of repayment of the Company's term loan (Note 11), including any restructuring or refinancing thereof, or June 30, 2005. The fair value of this series of payments was estimated at $4.5 million at the time of the acquisition. A net smelter return royalty on the Jerritt Canyon Mine production, based on a sliding scale ranging from 2% to 4% at gold prices above $320 per ounce, is also payable to the Sellers commencing on the earlier of the repayment of the term loan, including restructuring or refinancing thereof, or June 30, 2005. The royalty is capped at an aggregate of $4.0 million, at which time the royalty will convert to a 1% net profits interest royalty, payable only to AngloGold.

The Company also assumed certain of the Sellers' liabilities associated with the Jerritt Canyon Mine and all of the Sellers' Jerritt Canyon related reclamation and environmental liabilities. These liabilities are reported on a fair value basis and are more fully discussed in Notes 8 and 14.

The fair value of the reclamation liability was independently estimated at $25.8 million as at June 30, 2003 by American Insurance Group Environmental ("AIG"), a division of American International Companies. This amount has been fully funded through an environmental risk transfer program (the "ERTP") underwritten by AIG.

The Jerritt Canyon acquisition related costs and the ERTP were funded by issuing equity (Note 15) and by way of a term loan (Note 11). The acquisition was accounted for using the purchase method.

Allocation of the purchase price is summarized in the table below.

Net assets acquired	June 30, 2003
Inventories:	
Materials & supplies	$ 2,882
Work-in-process	1,598
Prepaid expenses	340
Mining and process plant and equipment	14,100
Mineral property	22,888
	41,808
Current liabilities	(895)
Provision for reclamation and mine closure	(25,767)
Oxygen plant note payable	(1,790)
Capital leases	(1,474)
	$ 11,882

Net assets acquired	June 30, 2003
Purchase price	
Cash paid to Sellers	$ 1,500
Stock issued to Sellers	4,089
Deferred production payments to Sellers	4,506
Other acquisition costs	1,787
	$ 11,882

4

Note 4: Inventories

	December 31, 2003	December 31, 2002
Finished goods	$ 875	$ —
Stockpiled ore	970	—
Work-in-process	116	—
Materials and supplies	2,897	—
	$ 4,858	$ —

All inventories are associated with the Jerritt Canyon Mine.

5

Note 5: Prepaid Expenses

	2003 Current	2003 Non-current	2003 Total	2002 Current	2002 Non-current	2002 Total
Put premiums	$ 2,545	$ 880	$ 3,425[1]	$ —	$ —	$ —
Put premium financing, net of amortization	191	66	257[2]	—	—	—
Other	1,361	—	1,361	—	—	—
	$ 4,097	$ 946	$ 5,043	$ —	$ —	$ —

	At inception	Amortization	Net
[1] Aggregate put premiums	$ 4,088	$ (663)	$ 3,425
[2] Put premium financing	307	(50)	257

As a condition of the Jerritt Canyon term loan (Note 11), the lender required the Company to purchase a total of 394,591 gold put options, with a series of monthly expiries from July 2003 through June 2005, inclusive. The puts each have a strike price of $330 per ounce with a maximum settlement value of $40 per ounce. Payment of the premium for these puts was deferred and is being settled each month based upon the respective number of puts expiring or exercised in that month (Note 13). The term loan lender has guaranteed these payments. As consideration for the guarantee, the lender received 2,000,000 share purchase warrants at an exercise price of Cdn $0.25 expiring on July 3, 2005 and 2,000,000 share purchase warrants with a nominal exercise price of Cdn $0.01 per share expiring on July 7, 2008. Fair value of these warrants has been estimated at $0.3 million. This amount will be recognized as a financing cost over the term of the puts.

6

Note 6: Deferred Financing Costs

	December 31, 2003	December 31, 2002
At inception of term loan	$ 6,689	$ —
Amortization	(3,344)	—
	$ 3,345	$ —

Direct costs incurred in arranging the Jerritt Canyon term loan have been deferred and will be amortized with the repayment of the term loan. The Company paid its financial adviser a cash fee of 4% of the principal amount of the term loan. In addition, the Company paid the lender's direct costs and paid the lender a cash fee of 3% together with the issue of 35,000,000 five-year share purchase warrants with a nominal exercise price of Cdn $0.01 per share expiring on July 7, 2008. Fair value of these warrants has been estimated at $5.7 million. At December 31, 2003, the term loan (Note 11) had been reduced by 50% from the original loan amount.

7

Note 7: Assets to be Disposed of by Sale

Until December 15, 2003, the Magistral gold mine ("Magistral") in Sinaloa, Mexico, was a 50/50 joint venture between Midwest Mining Inc. ("Midwest"), and the Company's 85% owned subsidiary, Pangea Resources Inc. ("Pangea"). Midwest owned the remaining 15% of Pangea. Midwest had provided project financing to the Magistral Joint Venture (the "MJV") as part of its joint venture earn-in, and had retained the right to preferential loan payback of $6.625 million, plus interest, from project cash flows. Until this amount was fully repaid to Midwest, the Company had no significant influence over the operations of the MJV.

Magistral was constructed through 2002, and began commercial production on January 1, 2003. Although the Company was the operator of the MJV, it had no significant influence over the operation of the MJV. Accordingly, the Company's interest in the MJV was accounted for on the cost basis, as a long-term investment. The accounts of the MJV were not included in the Company's consolidated financial statements. Similarly, the Company did not report gold production from the MJV during 2003.

In September, 2003, an upward trend in repair costs for the mining equipment at Magistral Mine became evident together with a decreasing trend in gold production, mainly as a result of low equipment availability. After considering the resulting operating deficits, the apparent need for significant additional capital, and the preferential nature of the repayment of loans made by Midwest to the joint venture, the Company concluded that its long-term investment in the MJV was impaired and took a charge of $6.2 million to earnings (Note 9).

In November, 2003, based on a decision to focus its resources on the recently acquired Jerritt Canyon Mine, the Company determined that it would no longer participate nor provide additional capital to the MJV. Accordingly, the Company committed to a plan to sell its interest in the MJV. In order to facilitate this sale, the Company recognized the need to consolidate ownership in Pangea and its related assets including the Magistral Mine, and to eliminate the MJV debt, including the preferential loan payback.

On December 15, 2003, the Company issued to Midwest 11,200,000 common shares of the Company and 2,000,000 two-year warrants to acquire common shares of the Company for Cdn $1.00 each and paid Midwest $900,000, all in consideration for Midwest's 15% interest in Pangea, Midwest's 50% interest in the MJV, and full settlement of all of the MJV's loans and accrued interest owed to Midwest, including the preferential loan. The fair value of the common shares has been estimated at $6.1 million; fair value of the warrants has been estimated at $0.2 million. As a result of this transaction, the Company owned 100% of Pangea and 100% of the Magistral Mine, with no related project financing repayment obligations to Midwest.

In December, 2003, the Company also settled or provided for all outstanding Pangea and/or Magistral Mine debts to third parties.

On December 19, 2003, the Company agreed to terms proposed by Nevada Pacific Gold Ltd. ("NPG") to sell Pangea and all its related assets including the Magistral Mine to NPG for a total of $7.0 million in cash and 2,000,000 common shares of NPG. Subsequent to the period end, on February 2, 2004, the sale of Pangea and all related assets to NPG was completed at which time the Company received from NPG $4.0 million in cash, 2,000,000 common shares of NPG and a $3.0 million note payable on August 2, 2004, secured by a general security agreement over all of NPG's assets. Accordingly, at December 31, 2003, the Company classified the group of assets sold to NPG as "assets to be disposed of by sale", a current asset.

The Company believes that fair value of the consideration received and receivable from NPG equals or exceeds the carrying value of the assets to be disposed of by sale. Carrying value of the assets to be disposed of by sale at December 31, 2003 comprises:

	December 31, 2003
Fair value of 11,200,000 common shares issued to Midwest	$ 6,142
Fair value of 2,000,000 warrants issued to Midwest	211
Cash paid to Midwest	900
Notes and payables settled, net of cash held within the MJV	503
Trade payables accrued at 12/31/03	318
	$ 8,074

Following are unaudited, condensed financial statements of the MJV, on a 100% basis, at December 31, 2002 which was the date on which Magistral Mine construction and commissioning were deemed complete; and as at December 14, 2003, the day before the Company purchased Midwest's interest in the project, and classified the purchase as assets to be disposed of by sale.

Magistral Joint Venture

Condensed Statement of Operations	December 14, 2003 (000's)[2]	December 31, 2002 (000's)[1]
	Unaudited	Unaudited
Gold sales	$ 7,594	$ —
Operating costs	(11,330)	—
Depreciation, depletion & amortization	(1,148)	—
Net loss	$ (4,884)	$ —

Condensed Balance Sheet	December 14, 2003 (000's)[2]	December 31, 2002 (000's)[1]
	Unaudited	Unaudited
Current assets	$ 2,907	$ 1,202
Property, plant & equipment, net	10,764	12,509
Total assets	**$ 13,671**	$ 13,710
Current liabilities	6,080	5,085
Midwest preferred debt	6,625	6,625
Other notes payable	1,000	2,000
Total liabilities	13,705	13,710
Participants' equity	4,850	—
Retained earnings (deficit)	(4,884)	—
Total liabilities and participants' equity	**$ 13,671**	$ 13,710

[1] On a 100% basis. Pangea, the Company's 85% owned subsidiary owned 50% of the MJV; Midwest owned the remaining 15% of Pangea and 50% of the MJV. The project was in the construction phase through 2002.

[2] On a 100% basis. Immediately prior to close of the December 15, 2003 acquisition of Midwest's interests.

Subsequent to the period end, on February 3, 2004, the $4.0 million cash consideration received from NPG at the completion of the sale of the assets to be disposed of by sale was used to reduce the term loan incurred for the Jerritt Canyon acquisition. Cash which may be realized from the 2,000,000 common shares of NPG and the $3.0 million note issued by NPG will be used to further reduce the term loan and/or to support exploration and underground development activities at the Company's principal operation, the Jerritt Canyon Mine. Accordingly, the Company believes that this disposition will have no material adverse effect on the Company's future operating results.



Note 8: Restricted Cash

	December 31, 2003	December 31, 2002
Commutation Account		
Original deposit	$ 25,767	$ —
Interest earned	131	—
Reclamation expenditure	(127)	—
Net Commutation Account	25,771	—
Other restricted cash	567	—
	$ 26,338	$ —

As part of the consideration for the Jerritt Canyon Mine, the Company assumed the liability for final reclamation and closure of the mine (Notes 3 and 14). On June 30, 2003, the Company purchased from American Insurance Group ("AIG") an environmental risk transfer program (the "ERTP"). The total cost of the ERTP was $32.7 million. Of this $32.7 million, $25.8 million was deposited in an interest-bearing account with AIG (the "Commutation Account"). The Commutation Account principal plus interest earned on the principal are reserved exclusively to pay Jerritt Canyon Mine's currently existing reclamation and mine closure liabilities.

The remaining $6.9 million comprises premiums paid to AIG and Nevada state taxes on the ERTP transaction. This remaining amount is considered a non-current asset (Note 10) and will be amortized over the life of the mine on a units-of-production basis.

9

Note 9: Investments

	December 31, 2003	December 31, 2002
Investment in		
Magistral Joint Venture (Mexico)	$ 6,248	$ 2,909
Investment in Monterrico Metals PLC	—	19
	6,248	2,928
Loan to Magistral Joint Venture	—	1,150
Provision for impairment	(6,248)	—
	$ —	$ 4,078

In September, 2003, based on operating deficits, the apparent need for significant additional capital, and the required preferential payback of the project loans made by Midwest Mining Inc., the Company concluded that its long-term investment in the Magistral Joint Venture was impaired and took a charge of $6.2 million to earnings. See also Note 7.

On August 21, 2003 the Company sold its entire investment of 300,000 shares of Monterrico Metals PLC for net proceeds of $0.5 million, and realized a gain of $0.5 million on the sale.

10

Note 10: Property, Plant and Equipment, Net

	December 31, 2003			December 31, 2002		
	Cost	Accumulated depreciation & amortization	Net	Cost	Accumulated depreciation & amortization	Net
Material properties and deferred costs						
Jerritt Canyon (Nevada)	$ 27,976	$ (5,912)	$ 22,064	$ —	$ —	$ —
Environmental risk transfer program (Nevada)	6,892	(1,617)	5,275	—	—	—
Plant and equipment						
Jerritt Canyon (Nevada)	14,885	(1,708)	13,177	—	—	—
Subtotal Jerritt Canyon[1]	49,753	(9,237)	40,516	—	—	—
Mining equipment (Mexico)	—	—	—	44	(36)	8
Office equipment, U.S.A.	36	(11)	25	81	(46)	35
	$ 49,789	$ (9,248)	$ 40,541	$ 125	$ (82)	$ 43

[1] Jerritt Canyon cost basis	Acquisition cost	2003 additions	Cost basis
Mineral properties and deferred costs	$ 22,888	$ 5,088	$ 27,976
Environmental risk transfer program	6,892	—	6,892
Plant and equipment	14,100	785	14,885
	$ 43,880	$ 5,873	$ 49,753

See Notes 3 and 8.

11

Note 11: Term Loan

On July 8, 2003 the Company drew down a term loan of $20.0 million from Amaranth LLC ("Amaranth"), the proceeds of which were used to partially fund the Jerritt Canyon acquisition (Note 3) and related ERTP (Note 8). The term loan bears interest at the U.S. prime interest rate plus 7%, a current effective interest rate of approximately 11%. The repayment term is two years, expiring June 30, 2005. Minimum required quarterly repayments are $2.5 million plus accrued interest, with additional monthly "cash sweep" repayments equal to 85% of the cash on hand exceeding $3.5 million. Prepayments can be made, without penalty, at any time. The term loan is secured by all of the assets of the Company, and is subject to standard industry covenants for a loan of this size and nature. Amaranth has also guaranteed the payment of the deferred put option premiums discussed in Note 5.

At December 31, 2003, the term loan balance is $9.95 million as a result of scheduled amortization, cash sweeps and voluntary prepayments.

Subsequent to the period end, on February 3, 2004, the term loan was reduced by a further amount of approximately $4.0 million, to approximately $6.0 million, as the cash proceeds received at the close of the sale of Pangea to NPG were applied to the term loan (Note 7).

Subsequent to the period end, on March 26, 2004, the Company received a conditional commitment for a term loan facility of $10 million with Standard Bank London Limited. The loan will be used to refinance the current $6 million term loan, and to repay the approximately $1 million Oxygen plant note (Note 13); and approximately $3 million of the facility will be used to guarantee the payment of the deferred gold put option premiums currently guaranteed by current term loan lender, Amaranth (Note 5). The loan remains subject to a number of conditions including completion of definitive documentation and will be subject to standard industry covenants for a loan of this size. It will be secured by the assets of Queenstake Resources U.S.A. Inc., the Company's wholly owned subsidiary that owns the Jerritt Canyon Mine, together with a restricted cash deposit of $1.4 million. The Company will guarantee the facility and provide as additional security an assignment of the 2,000,000 common shares of NPG and the $3.0 million note from NPG received as consideration for the sale to NPG of Pangea and all its assets including the Magistral Mine (Note 7). The interest rate will be LIBOR plus 4.5%, a currently effective rate of approximately 6.0%. The amortization period expires June 30, 2005, with minimum quarterly principal payments of approximately $1.4 million and additional quarterly payments equal to 50% of Queenstake Resources U.S.A. Inc.'s cash available after debt service.

12

Note 12: Other Current Liabilities

	December 31, 2003	December 31, 2002
Current portion of put option premiums payable (*note 13*)	$ 2,545	$ —
Current portion of capital leases (*note 13*)	850	—
Current portion of oxygen plant note (*note 13*)	662	—
	$ 4,057	$ —

13

Note 13: Other Long-Term Obligations

	December 31, 2003	December 31, 2002
Deferred put option premiums	$ 3,425	$ —
Capital leases	1,234	—
Oxygen plant note payable	1,128	—
Deferred production payments to Sellers	4,768	—
	$ 10,555	$ —
Less current portion:		
Deferred put option premiums	(2,545)	—
Capital leases	(850)	—
Oxygen plant note payable	(662)	—
	$ 6,498	$ —

As a condition of the Jerritt Canyon term loan (Note 11), the lender required the Company to purchase a total of 394,591 gold put options, with a series of monthly expiries from July 2003 through June 2005. The puts each have a strike price of U.S. $330 per ounce with a maximum settlement value of $40 per ounce. Payment of the premium for these puts was deferred and is being settled each month based upon the respective number of puts expiring or exercised in that month.

At December 31, 2003, the total put option premiums payable relate to 265,014 put options, maturing as follows:

	2004				2005	
	Q1	Q2	Q3	Q4	Q1	Q2
Ounces	55,788	55,788	48,813	48,813	27,906	27,906
Strike price/ounce	$330	$330	$330	$330	$330	$330

As a part of the cost of the Jerritt Canyon acquisition the Company assumed a $2.0 million interest-free note owed to AngloGold for an oxygen plant. The terms require payments of $250,000 on each of September 30, 2003, October 31, 2003, November 30, 2003, March 31, 2004, June 30, 2004, September 30, 2004 and a final payment of $500,000 on August 31, 2005. At December 31, 2003, $1.25 million remains to be paid. This amount has been valued at fair value, estimated at $1.1 million, applying a discount factor based on the current effective interest rate of the term loan (Note 11). The note will be accreted by the implied interest cost over the life of the debt.

Also as a part of the cost of the Jerritt Canyon acquisition, the Company has agreed to pay the Sellers a $6.0 million production payment by way of quarterly payments of $1.0 million, to begin at the earlier of full repayment of the term loan (Note 11), including any restructuring or refinancing thereof, or June 30, 2005. The production payment has been valued at fair value, estimated at $4.8 million at December 31, 2003, applying a discount factor based on the current effective interest rate of the term loan. This amount will be accreted by the implied interest cost over the life of the debt.

14

Note 14: Reclamation and Mine Closure

Federal, state and local laws and regulations concerning environmental protection affect the Company's operations. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

As part of the consideration for the Jerritt Canyon Mine acquisition, the Company assumed the liability for final reclamation and closure of the mine (Notes 3 and 8). On June 30, 2003, the Company purchased from American Insurance Group ("AIG") an environmental risk transfer program (the "ERTP"). The ERTP includes several components: a Commutation Account, reclamation cost cap insurance, pollution liability insurance, and surety bonds.

Commutation Account

Integral to the ERTP is the commutation account discussed in Note 8, the required amount of which was independently estimated by AIG. The terms of the ERTP (discussed below) contemplate that the currently existing Jerritt Canyon reclamation liability will not exceed the Commutation Account balance plus interest earned on the Commutation Account. Therefore, the reclamation liability of $25.8 million now equals, and will continue to equal, the Commutation Account balance. This is consistent with the intent of CICA Handbook section 3110, Asset Retirement Obligations.

Reclamation Cost Cap Insurance

The ERTP also includes a reclamation and mine closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by the Company. The insurance provides coverage for future reclamation costs if they exceed those provided for by the Commutation Account. If the ultimate reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash. If the reclamation cost is more than the Commutation Account balance, the cost cap insurance, provided by AIG, will pay the excess costs up to a defined maximum. The Company does not currently anticipate reclamation costs in excess of the defined maximum.

Pollution Legal Liability

The ERTP also includes a pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions and new pollution conditions, for a period of five years.

Surety Bonds

AIG has posted a total of $33.5 million in surety bonds with the U.S. Forest Service and the Nevada Division of Environment Protection, to provide these agencies assurance that the Company will meet its reclamation obligations.

15

Note 15: Share Capital

The Company is authorized to issue an unlimited number of common shares.

Common Shares

During the years ended December 31, 2002 and 2001, changes in share capital were as follows:

	Shares (000's)	$000's
Balance, December 31, 2001	48,002	$ 34,457
For cash on exercise of warrants	8,733	1,042
For cash on exercise of incentive stock options	50	3
Settlement of notes and interest payable	11,199	1,333
Balance, December 31, 2002	67,984	36,835
Issued during 2003:		
For cash	143,090	21,759
For cash on exercise of warrants	102,092	12,467
For cash on exercise of incentive stock options	1,753	286
Settlement of notes payable	2,194	562
Consideration for Jerritt Canyon purchase	32,000	4,089
Fair value of lender's and broker's warrants exercised	—	4,800
Consideration for 57.5% of Magistral project	11,200	6,142
Share issue costs	—	(2,168)
	292,329	47,939
Balance, December 31, 2003	360,313	$ 84,774

On January 16, 2003 and January 31, 2003 pursuant to a non-brokered private placement financing, the Company issued a total of 6,589,667 common shares and 6,589,667 common share purchase warrants for gross proceeds of $1.0 million. The first tranche of 5,060,000 common share purchase warrants entitles the holder to purchase one common share at an exercise price of Cdn $0.30 at any time until January 15, 2004 and the second tranche of 1,529,667 common share purchase warrants entitles the holder to purchase one common share at an exercise price of Cdn $0.30 at any time until January 30, 2004. The Company paid a total cash finders' fee of $94,000 and issued 506,000 finders' share purchase warrants entitling the holder to purchase one common share at an exercise price of Cdn S0.26 at any time until January 15, 2004 and 152,967 finders' share purchase warrants entitling the holder to purchase one common share at an exercise price of Cdn $0.26 at any time until January 30, 2004.

On February 14, 2003 the Company issued 1,194,531 shares of the Company to settle a Magistral Joint Venture note for $250,000, which became due on January 30, 2003. On August 28, 2003 the Company issued 1,000,000 shares of the Company to settle its 50% share of a Magistral Joint Venture note for $600,000 which became due on August 7, 2003. In both cases, fair value of the shares issued was equal to the note amount settled.

On June 12, 2003 the Company issued 6,500,000 common shares and 6,500,000 common share purchase warrants for gross proceeds of $0.9 million. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn $0.22 at any time until December 11, 2004. The Company paid a cash brokers' fee of $52,000 and issued 390,000 brokers' share purchase warrants entitling the holder to purchase one common share at an exercise price of Cdn $0.22 at any time until June 11, 2004.

On July 1, 2003 the Company issued 32,000,000 common shares to the Sellers; fair value has been estimated at $4.1 million.

On July 2, 2003, subscription receipts previously issued and sold on June 25, 2003, for gross proceeds of $15.7 million were exercised for no additional consideration, and the Company issued 105,000,000 common shares and 52,500,000 common share purchase warrants. Each warrant will entitle the holder to purchase one common share at an exercise price of Cdn $0.25 until June 25, 2005.

On July 4, 2003 the Company issued 25,000,000 units at Cdn $0.20 each on a private placement basis for gross proceeds of $3.7 million. Each unit comprised one common share and one half a common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share at an exercise price of Cdn $0.25 until June 25, 2005. The Agents were issued broker warrants on the two equity financings entitling them to purchase at an exercise price of Cdn $0.22 per share, 6,300,000 common shares until June 25, 2004 and 1,500,000 common shares until July 3, 2004 in addition to receiving a 6% cash commission totaling $1.2 million.

On December 15, 2003, the Company issued to Midwest Mining Inc. 11,200,000 common shares of the Company and 2,000,000 two-year warrants to acquire common shares of the Company for Cdn $1.00 each, and as part of the consideration for the Company acquiring Midwest's 15% interest in Pangea, Midwest's 50% interest in the MJV, and full settlement of all of the MJV's loans and accrued interest owing to Midwest, including the preferential loan (Note 7). The fair value of the common shares has been estimated at $6.1 million; fair value of the warrants has been estimated at $0.2 million.

Stock Option Plans

At December 31, 2003 the Company had two stock option plans, the 1995 Plan and the Santa Cruz Plan. The Santa Cruz Plan will remain in place until all existing options are exercised, expire or are cancelled. The 1995 Plan is the only active incentive stock option plan. It was established on May 17, 1995, and amended most recently on June 5, 2003. A maximum of 7,600,000 five-year options may be granted under the 1995 Plan at an exercise price based on market value on the day before granting. Shareholder approval is required to increase the number of options available for grant under the 1995 Plan. One half of any options granted are exercisable immediately and the remainder vest and become exercisable one year later.

The following table sets out the activity in Company's incentive stock option plans for the years ending December 31, 2003, 2002 and 2001:

	2003		2002		2001	
	Number	Weighted average price per option	Number	Weighted average price per option	Number	Weighted average price per option
	(000's)	Cdn $	(000's)	Cdn $	(000's)	Cdn $
Outstanding, beginning of year	**5,120**	**0.41**	2,604	0.89	2,316	1.39
Granted	**3,900**[1]	**0.39**	2,970	0.31	650	0.09
Exercised	**(1,752)**	**0.22**	(50)	0.10	—	—
Cancelled or expired	**(493)**	**0.25**	(404)	2.77	(362)	2.65
Outstanding, end of year	**6,775**	**0.43**	5,120	0.41	2,604	0.89

[1] 1,360 of these options have been granted subject to shareholder approval.

Options outstanding at December 31, 2003 are exercisable in the following amounts and exercise prices:

	Options outstanding			Options exercisable	
Exercise price per option	Number	Weighted average remaining life	Weighted average price per option	Number	Weighted average price per option
Cdn $	(000's)	(years)	Cdn $	(000's)	Cdn $
0.09	300	3.0	0.09	300	0.09
0.16	110	1.5	0.16	110	0.16
0.215 - 0.26	275	1.6	0.24	275	0.24
0.32	2,115	3.4	0.32	2,115	0.32
0.39	3,458[1]	4.6	0.39	1,049	0.39
0.48	300	4.6	0.48	—	0.48
0.97	52	0.1	0.97	52	0.97
2.61	46	1.7	2.61	46	2.61
3.86	119	1.7	3.86	119	3.86
	6,775		0.43	4,066	0.45

[1] 1,360 of these options have been granted subject to shareholder approval.

The transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments ("CICA 3870"), encourages, but does not require, companies to commence recognizing and measuring compensation cost for stock-based employee compensation plans for fiscal years beginning before January 1, 2004, based on the fair value of options granted. For fiscal 2003, the Company has elected to continue to measure stock-based compensation using the fair value method prescribed in CICA 3870 on a disclosure-only basis, and to provide such disclosures of the pro forma effects on earnings (loss) and earnings (loss) per share in the notes to the consolidated financial statements. In the twelve months ended December 31, 2003, the Company issued 3,900,000 options to employees and directors under its Stock Option Plan. 50% of this total vested and became exercisable immediately, while the remaining 50% vest one year from the issue date. 1,360,000 of these options are subject to shareholder approval. The following is the pro-forma effect on the Company's consolidated statement of operations, had the Company recorded compensation expense under the fair-value method for the vested portion of the options granted in 2003 together with the related compensation expense for the vested portion of options granted in 2002.

	2003	2002
Net loss as reported	**$ (7,795)**	$ (1,055)
Stock option expense	**(347)**	(93)
Pro forma net loss	**$ (8,142)**	$ (1,148)
Net income loss per share — basic and diluted		
As reported	**$ (0.04)**	$ (0.02)
Pro forma	**$ (0.04)**	$ (0.02)

In preparing these fair value estimates for 2003 and 2002, the Company used the Black-Scholes Option Pricing Model, and assumed a risk-free rate of 4.0%, expected volatility of 50%, expected option life of two years, and no dividend payments.

Warrants

In addition to the warrants issued as described above, on March 4, 2003 the Company issued Standard Bank London ("Standard") 500,000 share purchase warrants at an exercise price of Cdn $0.30 and expiring on March 5, 2007 and 500,000 share purchase warrants at an exercise price of Cdn $0.315 and expiry of September 26, 2007. Standard was acting as financial advisor to Queenstake and the warrants are a part of their fee for services. On June 11, 2003 the Company issued Westwind Partners Inc. 1,000,000 share purchase warrants at an exercise price of Cdn $0.20 and expiry of June 11, 2004. Westwind was a financial advisor to Queenstake and the warrants are a part of their fee for services. The fair value of these warrants has been recorded as share issuance costs.

On July 8, 2003, the Company issued Amaranth, the Jerritt Canyon term loan lender, 35,000,000 five-year share purchase warrants with a nominal exercise price of Cdn $0.01 per share expiring on July 7, 2008, as a component of Amaranth's fees. Fair value of these warrants has been recorded as deferred financing cost (Note 6). Also on July 8, 2003, the Company issued Amaranth 2,000,000 share purchase warrants at an exercise price of Cdn $0.25 expiring on July 3, 2005 and 2,000,000 share purchase warrants with a nominal exercise price of Cdn $0.01 per share expiring on July 7, 2008, as consideration for their guarantee of the Company's gold put option premiums. Fair value of these warrants has been recorded as a prepaid expense (Note 5).

For the year ended December 31, 2003, warrants issued and exercised were:

	Number Issued (000's)	Number Exercised (000's)	Number Outstanding (000's)	Exercise price Cdn $	Expiry
Outstanding December 31, 2002			—		
Issued/exercised in 2003	5,060	4,865	195	$ 0.30	01/15/04
	506	506	—	0.26	01/15/04
	1,530	1,309	221	0.30	01/30/04
	153	127	26	0.26	01/30/04
	390	234	156	0.22	06/11/04
	1,000	1,000	—	0.20	06/11/04
	6,300	3,925	2,375	0.22	06/25/04
	1,500	677	823	0.22	07/03/04
	2,000	2,000	—	0.25	07/03/04
	6,500	5,445	1,055	0.22	12/11/04
	65,000	44,504	20,496	0.25	06/25/05
	2,000	—	2,000	1.00	12/15/05
	500	500	—	0.30	03/05/07
	500	—	500	0.32	09/26/07
	37,000	37,000	—	0.01	07/07/08
Total issued/exercised in 2003	129,939	102,092			
Outstanding December 31, 2003			27,847	$ 0.30	

Subsequent to the year ended December 31, 2003, 6.6 million warrants have been exercised for total proceeds of $1.2 million.

Shareholder Rights Plan

Effective September 26, 2003 the Company adopted a Shareholder Rights Plan, subject to the ratification by the Company's shareholders at a meeting within six months. This Shareholder Rights Plan expired March 26, 2004.

16

Note 16: Convertible Securities

Warrants issued as consideration for goods and services are recorded at fair value and classified as Convertible Securities. Fair value is transferred to common shares upon exercise of the related warrants; proceeds from the exercise of these warrants are accounted for as an increase to common shares. Warrants issued for goods and services are discussed in Notes 5, 6, 7 and 15. The value of equity units, consisting of common shares and warrants, issued in cash financings is assumed to be substantially attributable to the value of the common shares; accordingly no portion of the cash received for the units is assigned to the warrants.

	Number Issued (000's)	Number Exercised (000's)	Number Outstanding (000's)	Fair value of warrants issued (U.S. 000's)	Fair value of warrants exercised (U.S. 000's)	Fair value of warrants outstanding (U.S. 000's)
Balance, December 31, 2002			—	$ —	$ —	$ —
Warrants issued for goods & services	51,849	(45,428)	6,421	5,283	4,800	483
Warrants issued in financings	78,090	(56,664)	21,426	—	—	—
Balance, December 31, 2003	129,939	(102,092)	27,847	$ 5,283	$ 4,800	$ 483

17

Note 17: Interest Expense

	2003	2002	2001
Amortization of deferred financing costs, related to the term loan	$ 3,344	$ —	$ —
Amortization of deferred financing costs, related to the put options financed	50	—	—
Accretion of production payment owing to Sellers	256	—	—
Non-cash interest expense	3,650	—	—
Term loan	978	—	—
Oxygen plant note	88	—	—
Capital leases	83	—	—
Other	137	3	116
	$ 4,936	$ 3	$ 116

See Notes 6, 11 and 13.

18

Note 18: Income Taxes

The Company's provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	2003	2002	2001
Provision for recovery of taxes at statutory rates	$ (2,932)	$ (418)	$ (1,648)
Tax benefit not recognized on current year losses	1,222	139	1,263
Difference in foreign tax rates	85	25	49
Non-deductible items and other	1,625	254	(34)
Provision for recovery of income taxes	$ —	$ —	$ —

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at December 31, 2003 are as follows:

	2003	2002
Non-capital loss carry forward	$ 7,776	$ 6,236
Utilized exploration expenditures	2,619	2,099
Capital assets	(204)	1,147
Total gross future income tax assets	10,191	9,482
Less: Valuation allowance	$ (10,191)	$ (9,482)
Net future income tax allowance	$ —	$ —

The Company has income tax loss carry-forwards of approximately $16.9 million, which may be used to reduce future income taxes otherwise payable and which expire principally in the years 2005 to 2011. The tax benefit of the above noted loss carry-forwards have been offset by recognition of a valuation allowance in these financial statements.

19

Note 19: Segmented Information

The Company operates only in the gold sector within two geographic segments: the Jerritt Canyon Mine in the United States and the Magistral Joint Venture, in Mexico. Currently, revenues are earned exclusively at the Jerritt Canyon Mine. Notes 7 and 10 provide disclosure of geographic location of assets.

20

Note 20: Supplemental Cash Flow Disclosure

	2003	2002	2001
Non-cash investing and financing activities			
Shares issued to settle notes payable to Campbell Resources Inc.	$ 562	$ —	$ —
Acquisition of Jerritt Canyon Mine (*note 3*):			
Shares issued to Sellers	4,089	—	—
Deferred production payment owing to Sellers	4,506	—	—
Reclamation liability assumed	25,767	—	—
Other liabilities assumed	4,159	—	—
Warrants issued to term loan lender (*note 6*)	4,565	—	—
Purchase of gold put options (*note 5*)	4,088	—	—
Stock and warrants issued to Midwest (*note 7*)	6,353	—	—
Shares and warrants issued to settle debt and interest	—	1,333	1,048
Shares issued pursuant to Santa Cruz Gold Inc. plan of arrangement	—	—	1,603
Operating activities include interest paid in cash	1,286	3	29

21

Note 21: Financial Instruments

The fair value of the Company's current financial assets and liabilities approximate their carrying values, due to their short term maturities.

Foreign Currency Risk Management

All revenues and substantially all of the Company's expenses are incurred in U.S. dollars. In 2003, the Company's principal source of equity capital was Canada. Potential currency fluctuations could affect the amount of U.S. dollars that can be purchased with Canadian dollars. The Company believes that the risk of material loss as a result of an adverse prolonged change in Canadian/U.S. dollar exchange rates managed by its policy of rapid conversion of Canadian funds into U.S. funds, and currently does not use foreign currency exchange contracts to fix exchange rates.

Commodity Risk Management

In July 2003, as required by the term loan lender, the Company purchased gold put options to establish a minimum price which the Company would receive for a significant portion of its gold production during the amortization period of the term loan, from July 1, 2003 until June 30, 2005. (Note 5). The Company does not use gold forward sales contracts to fix future gold prices realized.

22

Note 22: Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. For the purposes of these financial statements these principles differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP").

The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of loss for the years ended December 31, 2003, 2002 and 2001 would be as follows:

Consolidated Statements of Loss	2003	2002	2001
Net loss under Canadian GAAP	$ (7,795)	$ (1,055)	$ (3,822)
Unrealized loss on gold put options (*b*)	(2,994)	—	—
Net loss under U.S. GAAP	(10,789)	(1,055)	(3,822)
Other comprehensive income — unrealized holding gains on investments held for resale 2002; realized 2003 (*a*)	(198)	198	—
Comprehensive loss under U.S. GAAP	$(10,987)	$ (857)	$ (3,822)
Net loss per share	$ (0.06)	$ (0.01)	$ (0.08)

The adjustments to comply with U.S. GAAP, with respect to the consolidated balance sheets for the years ended December 31, 2003 and 2002 would be as follows:

Consolidated Balance Sheets	December 31, 2003			December 31, 2002		
	Cdn GAAP	Differences	U.S. GAAP	Cdn GAAP	Differences	U.S. GAAP
Total current assets (b)	$ 30,119	$ (2,994)	$ 27,125	$ 1,664	$ —	$ 1,664
Other assets (a)	67,825	—	67,825	2,971	198	3,169
Total assets	$ 97,944	$ (2,994)	$ 94,950	$ 4,635	$ 198	$ 4,833
Current liabilities	$ 20,887	$ —	$ 20,887	$ 66	$ —	$ 66
Long-term liabilities	32,269	—	32,269	—	—	—
	53,156	—	53,156	66	—	66
Non-controlling interest	—	—		407	—	407
Common shares, contributed surplus, convertible securities & stock option compensation	85,411	—	85,411	36,990		36,990
Deficit (b)	(40,623)	(2,994)	(43,617)	(32,828)	—	(32,828)
Accumulated other comprehensive income (a)	—	—	—	—	198	198
Total liabilities and shareholders' equity	$ 97,944	$ (2,994)	$ 94,950	$ 4,635	$ 198	$ 4,833

The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of cash flows for the years ended December 31, 2003, 2002 and 2001 would have no material effect on net cash provided by / (used in) operations, cash used in investing activities and cash provided by/(used in) financing activities.

(a) Under U.S. GAAP, unrealized gains and losses on investments held for re-sale are required to be shown separately in the derivation of comprehensive income. After the investment is sold, the related gain and loss amounts in comprehensive income are reclassified to the statement of loss.

(b) The Company has purchased gold put options (Note 13), as required by the Jerritt Canyon term loan to establish a minimum price which the Company would receive for a significant portion of its gold production during the amortization period of the term loan. These contracts do not qualify as designated hedges under FAS 133 and FAS 137, accordingly for U.S. GAAP, changes in the fair value of the outstanding puts are recognized as a component of net loss.

Under U.S. GAAP, stock-based compensation is accounted for based on a fair value methodology, and the effects may either be disclosed in the notes to the consolidated financial statements or in the statement of operations. The method is comparable to Canadian GAAP adopted in 2002. However, as a result of Canadian GAAP not requiring retroactive application, details of the fair value of options granted and vested during 2001 must be disclosed for United States regulatory purposes. Consistent with the method described in SFAS No. 148, the Company would have recorded compensation stock option expense and resulting net losses as follows:

	2003	2002	2001
Net loss under U.S. GAAP	$(10,789)	$ (1,055)	$ (3,822)
Stock option expense	(347)	(93)	(16)
Pro forma net loss under U.S. GAAP	$(11,136)	$ (1,148)	$ (3,838)
Net income loss per share — basic and diluted			
As reported	$ (0.06)	$ (0.01)	$ (0.08)
Pro forma	$ (0.06)	$ (0.02)	$ (0.08)

In preparing these fair value estimates, the Company used the Black-Scholes Option Pricing Model, for 2003 and 2002, the Company assumed a risk-free rate of 4.0%, expected volatility of 50%, expected option life of two years, and no dividend payments. The 2001 assumptions were: risk-free rate of 4.0%, expected volatility of 75%, expected option life of two years, and no dividend payments.

Effective January 1, 2004, the Company is adopting the amended Canadian accounting standard for stock-based compensation, which will require the use of the fair value method to measure and recognize in the accounts on a retroactive basis all stock-based compensation associated with stock options granted from January 1, 2002.

For purposes of the reconciliation to U.S. GAAP, the Company plans to adopt SFAS No. 148, which is similar to the new amended Canadian standards, in fiscal 2004. Accordingly, adoption of these new Canadian and U.S. standards is not expected to result in a significant difference.

23

Note 23: Commitments

The Company has obligations under operating leases for its corporate offices and office equipment. Future minimum lease payments for non-cancelable leases with initial or remaining lease terms in excess of one year at December 31, 2003 are: 2004 — $135,000, 2005 through 2008 — $148,000 per year.

A net smelter return royalty on the Jerritt Canyon Mine production, based on a sliding scale ranging from 2% to 4% at gold prices above $320 per ounce, is payable to the Sellers commencing on the earlier of the repayment of the term loan, including any restructuring or refinancing thereof, or June 30, 2005. The royalty is capped at an aggregate of $4.0 million, at which time the royalty will convert to a 1% net profits interest royalty, payable only to AngloGold.

24

Note 24: Retirement Plans

Upon completion of the Jerritt Canyon acquisition (Note 3), the Company assumed sponsorship, from the prior owners of the Jerritt Canyon Mine, of a qualified tax-deferred savings plan in accordance with the provisions of Section 401(k) of the U.S. Internal Revenue Code, which is available to permanent U.S. employees. The Corporation makes contributions of up to 7.5% of eligible employees' salaries. The Company's 2003 contributions since June 30, 2003, the date of assumption were $602,702. The Company had no similar retirement plan prior to June 30, 2003.

25

Note 25: Subsequent Events

On February 2, 2004, the sale of Pangea and all related assets to NPG was completed at which time the Company received from NPG $4.0 million in cash, 2,000,000 common shares of NPG and a $3.0 million note payable on August 2, 2004, secured by a general security agreement over all of NPG's assets (Note 7).

On February 3, 2004 the term loan to fund the acquisition of the Jerritt Canyon Mine was reduced by a approximately $4.0 million, to approximately $6.0 million, as the cash proceeds received at the close of the sale of Pangea and all related assets to NPG were applied to the term loan (Note 11).

On March 26, 2004, the Company received a conditional commitment for a term loan facility of $10 million with Standard Bank London Limited. The loan will be used to refinance the current $6 million term loan (Note 11); and to repay the approximately $1 million Oxygen plant note (Note 13); and approximately $3 million of the facility will be used to guarantee the payment of the deferred gold put option premiums currently guaranteed by current term loan lender, Amaranth (Note 5). The loan remains subject to a number of conditions including completion of definitive documentation and will be subject to standard industry covenants for a loan of this size. It will be secured by the assets of Queenstake Resources U.S.A. Inc., the Company's wholly owned subsidiary that owns the Jerritt Canyon Mine, together with a restricted cash deposit of $1.4 million. The Company will guarantee the facility and provide as additional security an assignment of the 2,000,000 common shares of NPG and the $3.0 million note from NPG received as consideration for the sale to NPG of Pangea and all its assets including the Magistral Mine (Note 7). The interest rate will be LIBOR plus 4.5%, a currently effective rate of approximately 6.0%. The amortization period expires June 30, 2005, with minimum quarterly principal payments of approximately $1.4 million and additional quarterly payments equal to 50% of Queenstake Resources U.S.A. Inc.'s cash available after debt service.

Subsequent to December 31, 2003, 6.6 million warrants have been exercised for total proceeds of $1.2 million (Note 15).

Corporate Information

Directors

Chris Davie [2]
Denver, Colorado, USA
President and Chief Executive Officer

James Mancuso [2,3]
Aurora, Colorado, USA
Non-Executive Chairman of the Board

Dorian (Dusty) Nicol
Denver, Colorado, USA
Executive Vice President
and Director of Exploration

Hugh Mogensen [1,3]
Saanichton, British Columbia, Canada

Peter Bojtos, P.Eng. [1,2]
Lakewood, Colorado, USA

Grant Edey [1,3]
Oakville, Ontario, Canada

1 *Audit Committee Member*
2 *Corporate Governance Committee Member*
3 *Compensation Committee Member*

Officers

Chris Davie
President and Chief Executive Officer

Dorian (Dusty) Nicol
Executive Vice President
and Director of Exploration

Colin Smith
Vice President, Operations

John (Jack) Engele
Vice President, Finance
and Chief Financial Officer

Doris Meyer
Secretary

Registered and Records Office

Queenstake Resources Ltd.
2004 Lambert Street, Suite 200
Whitehorse, Yukon Y1A 3T2 Canada

Corporate Headquarters

Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, Colorado 80202 USA
Telephone: 303-297-1557
Toll Free: 800-276-6070
Facsimile: 303-297-1587
Web site: www.queenstake.com

Operations Office

Queenstake Resources USA, Inc.
Jerritt Canyon
HC 31 Box 78
Elko, Nevada 89801
Telephone: 775-738-5006
Facsimile: 775-758-9231

Stock Exchange Listing

Toronto Stock Exchange
Symbol: QRL

Auditors

Staley, Okada & Partners
10190 – 152 A Street, 3rd floor
Surrey, BC Canada V3R 1J7

Legal Counsel

Axium Law Group
Four Bentall Centre, Suite 3350
PO Box 49222
Vancouver BC, Canada V7X 1L2

Registrar and Transfer Agent

Questions regarding the change of stock ownership, consolidation of accounts, lost certificates, change of address and other such matters should be directed to:

CIBC Mellon Trust Company
Attention: Shareholder Services
1066 West Hastings Street, Suite 1600
Vancouver, BC Canada V6E 3X1
Telephone: 604-891-3025
Facsimile: 604-688-4301
E-mail: www.cibcmellon.com

Annual General Meeting

The Annual General Meeting of Shareholders of Queenstake Resources Ltd will be held Wednesday May 12, 2004 at 2:00 PM at the Intercontinental Toronto Centre, 255 Front Street West, Kingsway Room, Toronto, Ontario, Canada





QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940
Denver, Colorado 80202
United States of America

Telephone: (303) 297-1557
Facsimile: (303) 297-1587

Web site: www.queenstake.com